


07026677

August 27, 2007

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Press Release dated July 27, 2007.
- First Half 2007 Results. The information included in this document was also published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on August 1, 2007.
- English translation of French text published in the BALO on August 1, 2007.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

Mark I. Williams
Vice President, Secretary
and General Counsel

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

PRESS RELEASE

Paris, July 27, 2007

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

MICHELIN ANNOUNCES FIRST HALF 2007 OPERATING MARGIN BEFORE NON-RECURRING ITEMS UP 2.2 POINTS TO 10.2%

- **Sustained sales volume growth: + 3.6%**
- **Continued high price/mix effect: +4.4%**
- **Net sales: + 4.7% (+ 8.2% at constant exchange rates)**
- **Net income up +58%**
- **Substantial free cash flow improvement: + EUR 382 million**

During the year-half ended on June 30, 2007, Michelin benefited from supportive markets, especially in Europe, South America and Asia in the Truck tire segment, a segment where demand was weak in North America. The price/mix effect was maintained at a high +4.4%, as the Group benefited from the favorable impact of price increases implemented during second half 2006 and from continued very positive mix. Combined with further streamlined SG&A costs and good sales performance, this progress translated into strong operating margin growth before non-recurring items to 10.2% and EUR 436 million net income.

Michel Rollier, Managing Partner, declared: «In a first half 2007 characterized by a supportive environment, Michelin's results confirm the Group's ability to achieve significant operating margin improvements before non-recurring items. This clearly is encouraging progress that must be made sustainable over time. Indeed, maintaining structurally high operating profits is key to achieving the Group's other objectives by 2010, in particular return on capital employed of at least 10% and significantly positive free cash flow. Accordingly, we will press ahead with the major programs undertaken to reduce our overhead costs and optimize our industrial base worldwide».

For the full year 2007, in light of healthy demand, despite higher average raw material costs in the second half than in the first, Michelin therefore confirms that fiscal 2007 should post a substantial improvement relative to financial year 2006. Full-year operating margin before non-recurring items therefore, is expected to approach the first year-half level.

(IFRS, In EUR million)[1]	June 30, 2007	2007 / 2006 Change
Sales	8,401.6	+ 4.7%
At constant scope and exchange rates		+ 8.2%
Sales volumes		+ 3.6%
Operating income before non-recurring income and expenses	860.6	+ 33.5%
Operating margin before non-recurring income/expenses	10.2%	+ 2.2 pts
SR1	9.9%	+ 1.9 pt
SR2	7.3%	+ 1.8 pt
SR3	18.7%	+ 3.9 pts
Operating income	797.7	+ 64.4%
Operating margin	9.5%	+ 3.5 pts
Net income	436.3	+ 57.6%
Net income attributable to Shareholders	436.7	+ 58.2%
Net financial debt	4,320	+ 3.4%[2]
Gearing	86%	3-point improvement[2]
Free Cash Flow	- 31	+ 382

[1] Consolidated financial statements at 30 June 2007 have been prepared in accordance with the rules and methods of the International Financial Reporting Standard (IFRS).

[2] Versus January 1, 2007


MICHELIN
A better way forward

Tire market changes in the first half 2007

Markets generally trended up worldwide, except for North America's truck markets, in both replacement and original equipment segments.

	Europe*	North America	South America	Asia	Africa / Middle East
Passenger car / light truck Original equipment	+ 2.8%	- 5.8%	+ 9.9%	+ 6.4%	+ 3.0%
Passenger car/light truck Replacement	+ 0.2%	+ 2.1%	+ 1.8%	+ 2.7%	+ 3.0%
Truck ** Original equipment	+ 13.4%	- 24.6%	+ 29.2%	+ 10.2%	+ 6.0%
Truck Replacement**	+ 6.3%	- 4.5%	+ 10.4%	+ 8.7%	+ 3.3%

* Excluding Russia ** Radial only

- **Europe**:
  - Passenger Car and Light Truck
    - The **replacement** segment decreased slightly (-1.0%) in Western Europe but was sharply up (+7.2%) in Eastern Europe, where it was boosted by strong economic fundamentals;
    - Good performance from most European OEMs supported the **original equipment tire** market, which rose substantially.
  - Truck and bus
    - **Original equipment** markets benefited from strong Eastern European economies and brisk export business to Russia and the Middle East;
    - **Replacement** markets were driven by growth of Eastern European heavy road hauling business.
- **North America**:
  - Passenger Car and Light Truck
    - **Original equipment** declined sharply, reflecting the continued difficulties faced by the region's automotive industry;
    - Although **replacement** markets have been trending up over the last few months, it is still too early to predict a sustainable growth over the full year, because of high fuel prices.
  - Truck and bus
    - The **original equipment** business sharply declined as expected, following implementation of new environmental standards on January 1, 2007. The decline worsened in the second quarter after markets had already slumped 15% at the end of March;
    - **Replacement** operations were hit by the economic environment that impacted the trucking industry and road freight declined. These factors hurt the tire market, which fell sharply, despite a fairly low 2006 reference.
- **Asia**:
  - Passenger Car and Light Truck
    - The dynamics of China continued;
    - Business was flat in Japan, Thailand and most of the region's developed countries.
  - Truck and bus
    - Almost all of the region's markets posted strong growth.
- In **South America**, **truck** tire markets were strong, particularly in Brazil, which was boosted by the recovery of the soya bean sector.


MICHELIN
A better way forward

Group sales rose + 4.7% in the first half 2007 versus the first half 2006 (8.2% at constant exchange rates)

- + 3.6 % strongly positive **volume** effect
    - The Group performed well in the Passenger car and light truck tire markets in Europe, South America and Africa and the Middle East. Its strategy paid off in Asia and China in particular;
    - Strong growth of Truck tire sales volumes in Europe, South America and Asia in both the Original equipment and Replacement segments.
- + 4.4% still strongly positive **price/mix** effect at constant currency
    - Impact, early in the year, of the price increases implemented mainly during the second half 2006;
    - Further enrichment of the brand and segment mixes.
- Very negative (- 3.2 %) impact of **exchange rates**
    - Depreciation versus the euro of the U.S. dollar (-7.5%), the Canadian dollar (-7.2%), the Mexican peso (-7.9%), the Japanese yen (-10.9%) and the South African rand (-18.5%) (based on average rates).

Group operating margin before non-recurring items was 10.2%, up 2.2 points versus the first half 2006. At EUR 861 million, operating income before non-recurring items increased 33.5%.

- Vigorous **volume** and **price/mix** effects
    - Multiple price increases implemented in the second half 2006, which stuck;
    - Further price increases implemented in 2007 in both Europe and the United States in the Truck tire segment.
- **Raw material cost** increases: + 5.2% or an additional EUR 114 million burden versus first-half 2006.

The EUR 216 million improvement in operating margin before non-recurring items breaks down as follows:

- + EUR 107 million volume impact;
- + EUR 369 million reflecting a largely positive price mix;
- - EUR 104 million translation differences;
- - EUR 35 million due to a slight increase in selling and marketing expenses and depreciation, while the Group further improved its industrial productivity and the efficiency of its Group services;
- - EUR 121 million due to external cost increases, of which raw materials alone accounted for EUR 114 million, following a dramatic hike in the second half 2006.

Net income sharply increased 57.6% to EUR 436 million

Taking into account the EUR 63 million increase in the Group's tax burden chiefly related to the improvement of its results, the EUR 159 million net result increase year-on-year can be analyzed as follows:

- + EUR 216 million improvement of operating income before non-recurring items;
- A decrease of EUR 97 million in restructuring charges for the first half: EUR 63 million related to focusing the Ota Japanese plant on its core business in 2007, while EUR 160 million were booked in 2006 for the closing of BFGoodrich's Kitchener (Canada) plant;
- Net financial expenses were up EUR 90 million in the year half, the Group having recorded EUR 114 million capital gains in 2006 from the sale of its holding in PSA.


MICHELIN
A better way forward

Substantial free cash flow improvement: + EUR 382 million

- EBITDA[1] increased significantly : + EUR 218 million in line with improved operating income before non-recurring items;
- Sharp improvement in working capital requirement
  - Clear improvement in inventory change, up a mere EUR 205 million for the first half (versus + EUR 392 million for the first half 2006): this demonstrates very proactive industrial management. Please note that seasonal inventory building in the 1st half temporarily weighs on free cash flow;
  - Relative stability of trade receivables variance: + EUR 136 million in first half 2007 versus + EUR 159 million for the same period of last year, even though sales trends were more favorable in 2007 than in 2006;
- Capital expenditures were stable at around EUR 500 million;
- The year-on-year - EUR 56 million spread in financial investments mainly resulted from the impact in 2006 of the sale of the Group's holding in PSA.

The Group's financial structure has been further improved: gearing reached 86% as at June 30, 2007, posting a 3-point improvement versus December 31, 2006

- Net debt: + EUR 142 million, including
  - + EUR 31 million negative free cash flow financing;
  - + EUR 215 million dividends paid out in May 2007;
  - + EUR 20 million impact on debt of currency conversion, mainly resulting from the 2.1% depreciation of the US dollar versus the euro between January 1 and June 30, 2007;
  - - EUR 97 million, the equity component of the OCEANE bond issue in March 2007 (convertible or swappable with new or existing shares) , the difference between:
    - the EUR 694 million net cash amount collected and
    - the value discounted at effective rate (4.76%) of the final redemption amount (EUR 941 million using the annual actuarial rate of 3.07%), or EUR 597 million.

[1] [1] Earning Before Interest, Tax, Depreciation and Amortization


MICHELIN
A better way forward

Segment information

	Net Sales			Operating income before non-recurring items		Operating margin before non-recurring items	
	1st half 2007			1st half 2007		H1 2007	H1 2006
	(in EUR million)	as a % of total	2007 / 2006	(in EUR million)	as a % of total		
SR1 (Passenger car and Light truck & related distribution)	4,489	53%	+ 2.8%	443	51%	9.9%	8.0%
SR2 (Truck & related distribution)	2,746	33%	+ 4.5%	200	23%	7.3%	5.5%
SR3 (Specialty operations)	1,167	14%	+ 13.4%	218	26%	18.7%	14.8%
Group	8,402	100%	+ 4.7%	861	100%	10.2%	8.0%

SR1 (Passenger car and Light truck & related distribution): the segment benefiting from mix enrichment and a positive price effect, operating margin before non-recurring items increased 1.9 point year-on-year.

Despite the negative impact of raw material costs (especially in the 1st quarter) and the very unfavorable currency effect, the segment's 1.9 point operating margin increase reflected a combination of several favorable factors including:

- A favorable price effect resulting from the full impact on the first half 2007 of the price increases implemented throughout 2006;
- Further significant brand and segment mix enrichment: the Michelin brand further strengthened its positions in the world's principal markets; at the same time, the Group benefited from the steady enrichment of the passenger car and light truck tire markets in the high-performance, SUV and winter segments;
- Production (excluding raw materials) and logistics costs that have been improving relative to last year.

SR2 (Truck & related distribution): operating margin, driven by favorable volume and price effects, was up 1.8 point year-on-year to 7.3%.

This improvement was due to:

- Significant sales volume increases in Europe, South America and Asia, which were the result of supportive markets and the further consolidation of Group positions across world markets, including in North America;
- A highly favorable price effect after multiple price increases implemented in 2006 and in the first half 2007 across Europe, North America and Japan.

It was however mitigated by:

- A significant additional raw material cost burden at the beginning of the year 2007 relative to the same period of 2006, which was mainly the result of the natural rubber price hike at the end of the first half 2006.
- Negative exchange rate impact.

The reporting segment's industrial capacity was stretched to the limit and was unable to satisfy all demand.


MICHELIN
A better way forward

SR3 (Specialty businesses): at 18.7% versus 14.8% year-on-year, the third reporting segment's operating margin posted nearly a 4-point improvement.

All of the segment's tire businesses contributed to this outstanding performance:

- The price effect has been particularly robust, especially in Earthmover tires (recording the full impact over the first half of price increases implemented in 2006) and Aircraft (following a new round of commercial contract negotiations);
- Sales volumes also increased, supported by strong demand for high-technology tire products.

Outlook for 2007

Estimated change in main tire market trends for the full year 2007 as compared with 2006

	Europe*	North America	South America	Asia	Africa / Middle East
Passenger car / light truck Original equipment	+ 1.4%	- 1.3%	+ 9.9%	+ 5.8%	+ 3.0%
Passenger car/light truck Replacement	+ 2.0%	+ 2.0%	+ 1.3%	+ 3.4%	+ 3.0%
Truck** Original equipment	+ 15.0%	- 27.7%	+ 22.3%	+ 13.9%	+ 2.2%
Truck** Replacement	+ 3.4%	- 2.3%	+ 8.0%	+ 8.2%	+ 3.3%

* Excluding Russia ** Radial only

Over the full year, European **truck** tire markets should remain strong and original equipment demand should accelerate; in North America, the replacement market should pick up slightly although not translating into net growth for the full year. In emerging regions, markets are expected to remain very strong, especially in Asia and South America.

The **passenger car and light truck** replacement markets should post moderate growth in all regions.

In light of the effects observed in the first half and those expected in the second half, Michelin expects the impact over the full year 2007 on the Group's P&L of raw material price increases to be an additional burden of EUR 60 million versus 2006.

In light of healthy demand, despite higher average raw material costs in the second half than in the first, Michelin therefore confirms that fiscal 2007 should post a substantial improvement relative to financial year 2006. Full-year operating margin before non-recurring items therefore, is expected to approach the first year-half level.

*

*   *


MICHELIN
A better way forward

First-half 2007 results will be presented to the press at a press conference held on Friday July 27, 2007 at 8:30 am at Pavillon Gabriel, avenue Gabriel, Paris 8ème.

An analyst and investor presentation will also take place at Pavillon Gabriel, on the same day at 10:30 am.

Finally, a conference call will be held in English on Friday July 27, 2007 at 4 O'clock pm Paris time (3 O'clock pm London time). Please dial the following number from 2:50 pm London time, (3:50 pm CET)

From the United States 1 866 907 5926

From the UK: 0203 043 2433

From France: 01 72 26 01 65

and from the rest of the world: + 44 203 043 2433

Please consult the relevant practical information from our website www.michelin.com/corporate.

*

* *

The third quarter information (ending September 30, 2007) will be published on October 29, 2007 after closing of Paris Euronext.

The Group will organize investor and analyst days in Shanghai on November 14 – 17, 2007 during Challenge Bibendum.

A more detailed report on Michelin's first-half 2007 financial statements is available on written request from the Investor Relations Department, or by e-mail to investor-relations@fr.michelin.com, from www.michelin.com/corporate, or by calling the toll-free line on 0 800 000 222.

For more information on Michelin's tire markets, please download Michelin's Factbook from our website:

http://www.michelin.com/corporate/front/templates/affich.jsp?codeRubrique=20060413172341&lang=EN

Contacts

Investor Relations:	**Press relations**
Christophe Mazel: +33 (0) 1 45 66 10 04 +33 (0) 4 73 32 24 53 christophe.mazel@fr.michelin.com	Fabienne de Brébisson: + 33 (0) 1 45 66 10 72 + 33 (0) 6 08 86 18 15 fabienne.de-brebisson@fr.michelin.com
Jacques-Philippe Hollaender: +33 (0) 4 73 32 18 02 +33 (0) 6 87 74 29 27 Jacques-Philippe.hollaender@fr.michelin.com	**Individual Shareholders** Jacques Engasser: + 33 (0) 4 73 98 59 08 jacques.engasser@fr.michelin.com


MICHELIN
A better way forward

SEC File #82-3354

FIRST HALF 2007 RESULTS


SEC MAIL PROCESSING
RECEIVED
SEP 0 4 2007
WASH. D.C.
182
SECTION

27 July 2007


MICHELIN
A better way forward

FIRST HALF 2007 RESULTS


MICHELIN
A better way forward

Consolidated Interim Financial Statements for the six months ended 30 June 2007 68

First Half 2007 Highlights 83

Contacts and Financial Agenda


MICHELIN
A better way forward


MICHELIN OnWay
Vous offrir des services, c'est aussi
une meilleure façon d'avancer.
3 SERVICES GRATUITS*:
> SOS Direction
MICHELIN

PRESS RELEASE

Paris, July 27, 2007

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

MICHELIN ANNOUNCES FIRST HALF 2007 OPERATING MARGIN BEFORE NON-RECURRING ITEMS UP 2.2 POINTS TO 10.2%

- **Sustained sales volume growth: + 3.6%**
- **Continued high price/mix effect: +4.4%**
- **Net sales: + 4.7% (+ 8.2% at constant exchange rates)**
- **Net income up +58%**
- **Substantial free cash flow improvement: + EUR 382 million**

During the year-half ended on June 30, 2007, Michelin benefited from supportive markets, especially in Europe, South America and Asia in the Truck tire segment, a segment where demand was weak in North America. The price/mix effect was maintained at a high +4.4%, as the Group benefited from the favorable impact of price increases implemented during second half 2006 and from continued very positive mix. Combined with further streamlined SG&A costs and good sales performance, this progress translated into strong operating margin growth before non-recurring items to 10.2% and EUR 436 million net income.

Michel Rollier, Managing Partner, declared: «In a first half 2007 characterized by a supportive environment, Michelin's results confirm the Group's ability to achieve significant operating margin improvements before non-recurring items. This clearly is encouraging progress that must be made sustainable over time. Indeed, maintaining structurally high operating profits is key to achieving the Group's other objectives by 2010, in particular return on capital employed of at least 10% and significantly positive free cash flow. Accordingly, we will press ahead with the major programs undertaken to reduce our overhead costs and optimize our industrial base worldwide».

For the full year 2007, in light of healthy demand, despite higher average raw material costs in the second half than in the first, Michelin therefore confirms that fiscal 2007 should post a substantial improvement relative to financial year 2006. Full-year operating margin before non-recurring items therefore, is expected to approach the first year-half level.

(IFRS, in EUR million)[1]		June 30, 2007	2007 / 2006 Change
Sales		8,401.6	+ 4.7%
At constant scope and exchange rates			+ 8.2%
Sales volumes			+ 3.6%
Operating income before non-recurring income and expenses		860.6	+ 33.5%
Operating margin before non-recurring income/expenses		10.2%	+ 2.2 pts
	SR1	9.9%	+ 1.9 pt
	SR2	7.3%	+ 1.8 pt
	SR3	18.7%	+ 3.9 pts
Operating income		797.7	+ 64.4%
Operating margin		9.5%	+ 3.5 pts
Net income		436.3	+ 57.6%
Net income attributable to Shareholders		436.7	+ 58.2%
Net financial debt		4,320	+ 3.4%[2]
Gearing		86%	3-point improvement[2]
Free Cash Flow		- 31	+ 382

[1] Consolidated financial statements at 30 June 2007 have been prepared in accordance with the rules and methods of the International Financial Reporting Standard (IFRS).

[2] Versus January 1, 2007


MICHELIN
A better way forward

Tire market changes in the first half 2007

Markets generally trended up worldwide, except for North America's truck markets, in both replacement and original equipment segments.

	Europe*	North America	South America	Asia	Africa / Middle East
Passenger car / light truck Original equipment	+ 2.8%	- 5.8%	+ 9.9%	+ 6.4%	+ 3.0%
Passenger car/light truck Replacement	+ 0.2%	+ 2.1%	+ 1.8%	+ 2.7%	+ 3.0%
Truck ** Original equipment	+ 13.4%	- 24.6%	+ 29.2%	+ 10.2%	+ 6.0%
Truck Replacement**	+ 6.3%	- 4.5%	+ 10.4%	+ 8.7%	+ 3.3%

* Excluding Russia ** Radial only

- **Europe**:
  - Passenger Car and Light Truck
    - The **replacement** segment decreased slightly (-1.0%) in Western Europe but was sharply up (+7.2%) in Eastern Europe, where it was boosted by strong economic fundamentals;
    - Good performance from most European OEMs supported the **original equipment tire** market, which rose substantially.
  - Truck and bus
    - **Original equipment** markets benefited from strong Eastern European economies and brisk export business to Russia and the Middle East;
    - **Replacement** markets were driven by growth of Eastern European heavy road hauling business.
- **North America**:
  - Passenger Car and Light Truck
    - **Original equipment** declined sharply, reflecting the continued difficulties faced by the region's automotive industry;
    - Although **replacement** markets have been trending up over the last few months, it is still too early to predict a sustainable growth over the full year, because of high fuel prices.
  - Truck and bus
    - The **original equipment** business sharply declined as expected, following implementation of new environmental standards on January 1, 2007. The decline worsened in the second quarter after markets had already slumped 15% at the end of March;
    - **Replacement** operations were hit by the economic environment that impacted the trucking industry and road freight declined. These factors hurt the tire market, which fell sharply, despite a fairly low 2006 reference.
- **Asia**:
  - Passenger Car and Light Truck
    - The dynamics of China continued;
    - Business was flat in Japan, Thailand and most of the region's developed countries.
  - Truck and bus
    - Almost all of the region's markets posted strong growth.
- In **South America**, **truck** tire markets were strong, particularly in Brazil, which was boosted by the recovery of the soya bean sector.


MICHELIN
A better way forward

Group sales rose + 4.7% in the first half 2007 versus the first half 2006 (8.2% at constant exchange rates)

- + 3.6 % strongly positive **volume** effect
  - The Group performed well in the Passenger car and light truck tire markets in Europe, South America and Africa and the Middle East. Its strategy paid off in Asia and China in particular;
  - Strong growth of Truck tire sales volumes in Europe, South America and Asia in both the Original equipment and Replacement segments.
- + 4.4% still strongly positive **price/mix** effect at constant currency
  - Impact, early in the year, of the price increases implemented mainly during the second half 2006;
  - Further enrichment of the brand and segment mixes.
- Very negative (- 3.2 %) impact of **exchange rates**
  - Depreciation versus the euro of the U.S. dollar (-7.5%), the Canadian dollar (-7.2%), the Mexican peso (-7.9%), the Japanese yen (-10.9%) and the South African rand (-18.5%) (based on average rates).

Group operating margin before non-recurring items was 10.2%, up 2.2 points versus the first half 2006. At EUR 861 million, operating income before non-recurring items increased 33.5%.

- Vigorous **volume** and **price/mix** effects
  - Multiple price increases implemented in the second half 2006, which stuck;
  - Further price increases implemented in 2007 in both Europe and the United States in the Truck tire segment.
- **Raw material cost** increases: + 5.2% or an additional EUR 114 million burden versus first-half 2006.

The EUR 216 million improvement in operating margin before non-recurring items breaks down as follows:

- + EUR 107 million volume impact;
- + EUR 369 million reflecting a largely positive price mix;
- - EUR 104 million translation differences;
- - EUR 35 million due to a slight increase in selling and marketing expenses and depreciation, while the Group further improved its industrial productivity and the efficiency of its Group services;
- - EUR 121 million due to external cost increases, of which raw materials alone accounted for EUR 114 million, following a dramatic hike in the second half 2006.

Net income sharply increased 57.6% to EUR 436 million

Taking into account the EUR 63 million increase in the Group's tax burden chiefly related to the improvement of its results, the EUR 159 million net result increase year-on-year can be analyzed as follows:

- + EUR 216 million improvement of operating income before non-recurring items;
- A decrease of EUR 97 million in restructuring charges for the first half: EUR 63 million related to focusing the Ota Japanese plant on its core business in 2007, while EUR 160 million were booked in 2006 for the closing of BFGoodrich's Kitchener (Canada) plant;
- Net financial expenses were up EUR 90 million in the year half, the Group having recorded EUR 114 million capital gains in 2006 from the sale of its holding in PSA.


MICHELIN
A better way forward

Substantial free cash flow improvement: + EUR 382 million

- EBITDA[1] increased significantly : + EUR 218 million in line with improved operating income before non-recurring items;
- Sharp improvement in working capital requirement
  - Clear improvement in inventory change, up a mere EUR 205 million for the first half (versus + EUR 392 million for the first half 2006): this demonstrates very proactive industrial management. Please note that seasonal inventory building in the 1st half temporarily weighs on free cash flow;
  - Relative stability of trade receivables variance: + EUR 136 million in first half 2007 versus + EUR 159 million for the same period of last year, even though sales trends were more favorable in 2007 than in 2006;
- Capital expenditures were stable at around EUR 500 million;
- The year-on-year - EUR 56 million spread in financial investments mainly resulted from the impact in 2006 of the sale of the Group's holding in PSA.

The Group's financial structure has been further improved: gearing reached 86% as at June 30, 2007, posting a 3-point improvement versus December 31, 2006

- Net debt: + EUR 142 million, including
  - + EUR 31 million negative free cash flow financing;
  - + EUR 215 million dividends paid out in May 2007;
  - + EUR 20 million impact on debt of currency conversion, mainly resulting from the 2.1% depreciation of the US dollar versus the euro between January 1 and June 30, 2007;
  - - EUR 97 million, the equity component of the OCEANE bond issue in March 2007 (convertible or swappable with new or existing shares) , the difference between:
    - the EUR 694 million net cash amount collected and
    - the value discounted at effective rate (4.76%) of the final redemption amount (EUR 941 million using the annual actuarial rate of 3.07%), or EUR 597 million.

[1] [1] Earning Before Interest, Tax, Depreciation and Amortization


MICHELIN
A better way forward

Segment Information

	Net Sales			Operating income before non-recurring items		Operating margin before non-recurring items	
	1st half 2007			1st half 2007		H1 2007	H1 2006
	(in EUR million)	as a % of total	2007 / 2006	(in EUR million)	as a % of total		
SR1 (Passenger car and Light truck & related distribution)	4,489	53%	+ 2.8%	443	51%	9.9%	8.0%
SR2 (Truck & related distribution)	2,746	33%	+ 4.5%	200	23%	7.3%	5.5%
SR3 (Specialty operations)	1,167	14%	+ 13.4%	218	26%	18.7%	14.8%
Group	8,402	100%	+ 4.7%	861	100%	10.2%	8.0%

SR1 (Passenger car and Light truck & related distribution): the segment benefiting from mix enrichment and a positive price effect, operating margin before non-recurring items increased 1.9 point year-on-year.

Despite the negative impact of raw material costs (especially in the 1st quarter) and the very unfavorable currency effect, the segment's 1.9 point operating margin increase reflected a combination of several favorable factors including:

- A favorable price effect resulting from the full impact on the first half 2007 of the price increases implemented throughout 2006;
- Further significant brand and segment mix enrichment: the Michelin brand further strengthened its positions in the world's principal markets; at the same time, the Group benefited from the steady enrichment of the passenger car and light truck tire markets in the high-performance, SUV and winter segments;
- Production (excluding raw materials) and logistics costs that have been improving relative to last year.

SR2 (Truck & related distribution): operating margin, driven by favorable volume and price effects, was up 1.8 point year-on-year to 7.3%.

This improvement was due to:

- Significant sales volume increases in Europe, South America and Asia, which were the result of supportive markets and the further consolidation of Group positions across world markets, including in North America;
- A highly favorable price effect after multiple price increases implemented in 2006 and in the first half 2007 across Europe, North America and Japan.

It was however mitigated by:

- A significant additional raw material cost burden at the beginning of the year 2007 relative to the same period of 2006, which was mainly the result of the natural rubber price hike at the end of the first half 2006.
- Negative exchange rate impact.

The reporting segment's industrial capacity was stretched to the limit and was unable to satisfy all demand.


MICHELIN
A better way forward

PRESS RELEASE

SR3 (Specialty businesses): at 18.7% versus 14.8% year-on-year, the third reporting segment's operating margin posted nearly a 4-point improvement.

All of the segment's tire businesses contributed to this outstanding performance:

- The price effect has been particularly robust, especially in Earthmover tires (recording the full impact over the first half of price increases implemented in 2006) and Aircraft (following a new round of commercial contract negotiations);
- Sales volumes also increased, supported by strong demand for high-technology tire products.

Outlook for 2007

Estimated change in main tire market trends for the full year 2007 as compared with 2006

	Europe*	North America	South America	Asia	Africa / Middle East
Passenger car / light truck Original equipment	+ 1.4%	- 1.3%	+ 9.9%	+ 5.8%	+ 3.0%
Passenger car/light truck Replacement	+ 2.0%	+ 2.0%	+ 1.3%	+ 3.4%	+ 3.0%
Truck** Original equipment	+ 15.0%	- 27.7%	+ 22.3%	+ 13.9%	+ 2.2%
Truck** Replacement	+ 3.4%	- 2.3%	+ 8.0%	+ 8.2%	+ 3.3%

* Excluding Russia ** Radial only

Over the full year, European **truck** tire markets should remain strong and original equipment demand should accelerate; in North America, the replacement market should pick up slightly although not translating into net growth for the full year. In emerging regions, markets are expected to remain very strong, especially in Asia and South America.

The **passenger car and light truck** replacement markets should post moderate growth in all regions.

In light of the effects observed in the first half and those expected in the second half, Michelin expects the impact over the full year 2007 on the Group's P&L of raw material price increases to be an additional burden of EUR 60 million versus 2006.

In light of healthy demand, despite higher average raw material costs in the second half than in the first, Michelin therefore confirms that fiscal 2007 should post a substantial improvement relative to financial year 2006. Full-year operating margin before non-recurring items therefore, is expected to approach the first year-half level.

*

* *


MICHELIN
A better way forward

PRESS RELEASE

First-half 2007 results will be presented to the press at a press conference held on Friday July 27, 2007 at 8:30 am at Pavillon Gabriel, avenue Gabriel, Paris 8ème.

An analyst and investor presentation will also take place at Pavillon Gabriel, on the same day at 10:30 am.

Finally, a conference call will be held in English on Friday July 27, 2007 at 4 O'clock pm Paris time (3 O'clock pm London time). Please dial the following number from 2:50 pm London time, (3:50 pm CET)

From the United States 1 866 907 5926
From the UK: 0203 043 2433
From France: 01 72 26 01 65
and from the rest of the world: + 44 203 043 2433

Please consult the relevant practical information from our website www.michelin.com/corporate.

*

* *

The third quarter information (ending September 30, 2007) will be published on October 29, 2007 after closing of Paris Euronext.
The Group will organize investor and analyst days in Shanghai on November 14 – 17, 2007 during Challenge Bibendum.

A more detailed report on Michelin's first-half 2007 financial statements is available on written request from the Investor Relations Department, or by e-mail to investor-relations@fr.michelin.com, from www.michelin.com/corporate, or by calling the toll-free line on 0 800 000 222.
For more information on Michelin's tire markets, please download Michelin's Factbook from our website:
http://www.michelin.com/corporate/front/templates/affich.jsp?codeRubrique=200604131723418lang=EN

Contacts

Investor Relations:	Press relations
Christophe Mazel: +33 (0) 1 45 66 10 04 +33 (0) 4 73 32 24 53 christophe.mazel@fr.michelin.com	Fabienne de Brébisson: + 33 (0) 1 45 66 10 72 + 33 (0) 6 08 86 18 15 fabienne.de-brebisson@fr.michelin.com
Jacques-Philippe Hollaender: +33 (0) 4 73 32 18 02 +33 (0) 6 87 74 29 27 Jacques-Philippe.hollaender@fr.michelin.com	**Individual Shareholders** Jacques Engasser: + 33 (0) 4 73 98 59 08 jacques.engasser@fr.michelin.com


MICHELIN
A better way forward


First Half 2007 Results
MICHELIN
Paris – July 27, 2007
MICHELIN

First Half 2007 Key figures

Net Sales	EUR 8,402 m	+4.7%
Operating income before non-recurring items	EUR 861 m	+33.5%
Operating margin before non-recurring items	10.2%	Up 2.2 points
Net income	EUR 436 m	+57.6%
Gearing	86%	Up 18 points
Free Cash Flow	EUR -31m	Improvement: + EUR 382m

Page 2 - First Half 2007 Results Presentation - Paris – July 27, 2007

MICHELIN




First Half 2007
Operating Performance
MICHELIN

H1 2007 markets trended up except in North America

PASSENGER CAR/LIGHT TRUCK

	Europe	North America	Asia	South America	Africa & Middle East
Original Equipment	+2.8%	-5.8%	+6.4%	+9.9%	+3.0%
Replacement	+0.2%	+2.1%	+2.7%	+1.8%	+3.0%

TRUCK

	Europe	North America	Asia	South America	Africa & Middle East
Original Equipment	+13.4%	-24.6%	+10.2%	+29.2%	+6.0%
Replacement	+6.3%	-4.5%	+8.7%	+10.4%	+3.3%

Page 4 - First Half 2007 Results Presentation – Paris – July 27, 2007

MICHELIN


MICHELIN
A better way forward

PRESENTATION


Price mix remained strong and sales volume increased...
+ 369
- 276
+ 286
+ 379
Price mix
+ 4.4%
Change
- 3.2%
Volumes
+ 3.6%
8,023
8,402
+ 4.7%
H1 2007 / H1 2006
(In EUR million)
as a % of net sales
H1 2006
Net Sales
H1 2007
Net Sales
MICHELIN
Page 5 - First Half 2007 Results Presentation – Paris – July 27, 2007


...which offset external cost hikes and the negative impact of currency exchange rates.
+369
+ 107
- 35
- 104
Other expenses
- 121
Volumes
Exchange rates
+ 216
External costs
Price mix
645
861
+ 33.5%
H1 2007 / H1 2006
(in EUR million)
H1 2006
Operating income before non-recurring items
H1 2007
Operating income before non-recurring items
MICHELIN
Page 6 - First Half 2007 Results Presentation – Paris – July 27, 2007


MICHELIN
A better way forward


Gross Margin Improvement
and SG&A Reduction
29.3%
30.8%
1.5-point gain
21.3%
20.6%
0.7-point gain
30%
25%
20%
15%
10%
5%
0%
Gross Margin
SG&A
H1 2006 H1 2007
as a % of sales
MICHELIN
Page 7 - First Half 2007 Results Presentation - Paris - July 27, 2007


First Half 2007
Performance by Reporting Segment
MICHELIN

PRESENTATION


MICHELIN
A better way forward

PRESENTATION


All reporting segments
reported improved profitability.
20%
15%
10%
5%
0%
8.0%
9.9%
5.5%
7.3%
14.8%
18.7%
8.0%
10.2%
SR1
SR2
SR3
Total
H1 2006 H1 2007
Operating margin before non-recurring items as a % of net sales
Page 9 - First Half 2007 Results Presentation - Paris - July 27, 2007
MICHELIN


Positive Contribution
by all Businesses
+ 95
+55
+66
+ 216
Passenger car
and Light truck
Truck
Specialty
Businesses
645
861
+ 33.5%
H1 2007 / H1 2006
(in EUR million)
H1 2006
Operating Income
before non-recurring items
H1 2007
Operating Income
before non-recurring items
Page 10 - First Half 2007 Results Presentation - Paris - July 27, 2007
MICHELIN


MICHELIN
A better way forward

Passenger Car / Light Truck & Related Distribution

Mix Improvement Combined with Positive Price Effect



	Eur m	H1 07/ H1 06	Group %
Sales	4,489	+2.8%	53%
Operating Income before non-recurring items*	443	+27.4%	51%
Operating Margin before non-recurring items*	9.9%	+1.9 pt	

Page 11 - First Half 2007 Results Presentation – Paris – July 27, 2007



PRESENTATION

Passenger Car / Light Truck & Related Distribution

First Half 2007 Highlights

- Productivity investment at the Bridgewater (Canada) plant





- Michelin brand led JD Power customer satisfaction surveys in Japan and South Africa



- New Michelin Latitude SUV tire range



- Opening of the 400th and largest TyrePlus tire distribution center in China

Page 12 - First Half 2007 Results Presentation – Paris – July 27, 2007




MICHELIN
A better way forward

PRESENTATION

Truck & Related Distribution

Currency exchange rates and raw material cost increases negatively impacted profitability.



	Eur m	H1 07/ H1 06	Group %
Sales	**2,746**	**+4.5%**	**33%**
Operating Income before non-recurring items	**200**	**+38.0%**	**23%**
Operating Margin before non-recurring items	**7.3%**	**+1.8 pt**	


MICHELIN

Page 13 - First Half 2007 Results Presentation - Paris - July 27, 2007

Truck & Related Distribution

First Half 2007 Highlights

- The U.S. Department of Defense awarded Michelin a USD 1.7 bn 10-year logistics contract to equip all of its ground vehicles throughout the world.
- The Waterville (Canada) plant manufactured its first MICHELIN X One tire.



- Launch of MICHELIN X Energy 315/60 R 22.5 XF



- Strong growth of Michelin Fleet Solutions in Eastern Europe


MICHELIN

Page 14 - First Half 2007 Results Presentation - Paris - July 27, 2007


MICHELIN
A better way forward

PRESENTATION

Specialty Businesses

Sales volume growth and price increases had a positive impact.



	Eur m	H1 07/ H1 06	Group %
Sales	**1,167**	**+13.4%**	**14%**
Operating income before non-recurring items	**218**	**+43.5%**	**26%**
Operating margin before non-recurring items	**18.7%**	**+3.9** pts	



Page 15 - First Half 2007 Results Presentation - Paris - July 27, 2007

Specialty Businesses

First Half 2007 Highlights



Earthmover: The Lexington (USA) plant expansion produced its first tire



Agricultural: Two new tires for Compact line tractors: Michelin XMCL and Power CL

Two-Wheel: Launch of Michelin Pilot Road 2 for touring segment





Aircraft: Michelin's radial tire technology certified for Embraer EMB 190 Jet



Page 16 - First Half 2007 Results Presentation - Paris - July 27, 2007


MICHELIN
A better way forward

PRESENTATION


MICHELIN
First Half 2007
Net Income and Balance Sheet
MICHELIN

Net Result Up 58%

In EUR million	H1 2007	H1 2006	% change
Sales	8,402	8,023	+4.7%
Operating Income Before non-recurring items *% of Net Sales*	861 *10.2%*	645 *8.0%*	+33.4%
Non-Recurring Items	-63	-160	
Operating Income	798	485	+64.5%
Net Interest Charges	-125	-35	
Tax	-240	-177	
Result of Companies accounted for by the equity method	4	4	
Net Income	436	277	+57.6%

Page 18 - First Half 2007 Results Presentation – Paris – July 27, 2007


MICHELIN

PRESENTATION


EBITDA* and free cash flow **
improved significantly
EBITDA
(EUR m)
Free cash flow (EUR m)
1 350
1 300
1 250
1 200
1 150
1 100
1 050
1 000
+400
+300
+200
+100
0
-100
-200
-300
-400
1,297
1,079
-31
+EUR 382 m
-413
H1 2006
H1 2007
*EBITDA before non-recurring items: Operating income excluding depreciation and PP&E value impairment
**Free Cash Flow: Cash from operations – Investment expenses
Page 19 - First Half 2007 Results Presentation – Paris – July 27, 2007


Controlled debt increase...
+502
Gross capex
+215
Dividend
+20
Currency
exchange rate
changes
- 480
Other cash flow
-115
Other
Non cash
Variations
+142
4,178
Jan. 1, 07
Net Debt
In EUR million
4,320
June 30, 07
Net debt
Page 20 - First Half 2007 Results Presentation – Paris – July 27, 2007


MICHELIN
A better way forward

PRESENTATION


...translated into
further gearing improvement.
Gearing
104%
89%
86%
June 30, 06
Dec 31, 06
June 30, 07
Page 21 - First Half 2007 Results Presentation – Paris – July 27, 2007
MICHELIN


Outlook for 2007
MICHELIN


MICHELIN
A better way forward

2007 estimated markets: recovery in Europe and healthy emerging markets, but declining North American truck markets.

PASSENGER CAR/LIGHT TRUCK

	Europe	North America	Asia	South America	Africa Mid. East
Original Equipment	+1.4%	-1.3%	+5.8%	+9.9%	+3.0%
Replacement	+2.0%	+2.0%	+3.4%	+1.3%	+3.0%

TRUCK

	Europe	North America	Asia	South America	Africa Mid. East
Original Equipment	+15.0%	-27.7%	+13.9%	+22.3%	+2.2%
Replacement	+3.4%	-2.3%	+8.2%	+8.0%	+3.3%

MICHELIN

Page 23 - First Half 2007 Results Presentation – Paris – July 27, 2007


Average Raw Material Costs Higher in H2 Because of Natural Rubber Price Increases Early in 07
260
240
220
200
180
160
140
H1 07
H2 07
03/01/06
03/04/06
03/07/06
03/10/06
03/01/07
03/04/07
03/07/07
03/10/07
Natural rubber procurement
Natural rubber consumption
MICHELIN
Page 24 - First Half 2007 Results Presentation – Paris – July 27, 2007


MICHELIN
A better way forward

PRESENTATION


Outlook for 2007
Markets generally trending up except in North America
Further internal progress
Average raw material costs higher in H2 / H1
Full-year Operating Margin Expected to approach H1 07 level
In line with 2010 objectives
MICHELIN
Page 25 - First Half 2007 Results Presentation – Paris – July 27, 2007


Agenda
-September 12, 2007:
Frankfurt Motor Show
-October 29, 2007:
Q3 Financial Information
- November 14 - 17,2007:
Challenge Bibendum &
Investors Days in Shanghai
MICHELIN
Page 26 - First Half 2007 Results Presentation – Paris – July 27, 2007




Thank you
for your attention
MICHELIN
Page 27 - First Half 2007 Results Presentation – Paris – July 27, 2007


First Half 2007 Results
MICHELIN
Paris - July 27, 2007
MICHELIN

PRESENTATION



COMMENTS ON THE FIRST HALF 2007 RESULTS


MICHELIN
A better way forward


MICHELIN
A better way forward

FIRST HALF 2007 TIRE MARKETS

The **EUR100 billion**[1] world tire market is evenly distributed among North America, Europe and Asia, with passenger car and light truck tires accounting for half of the market and truck tires for one quarter[2]. In terms of units sold, there are 1.1 billion passenger car tires and 150 million truck and bus tires.

The industry enjoys bright growth prospects as the mobility of goods and people goes hand-in-hand with economic development. The global automotive fleet should expand by more than 500 million cars by 2030 to 1.3 billion light vehicles. The distance driven in cars should increase 65% and heavy hauling should increase by 85%[3].

As emerging countries experience vigorous growth, the increase in tire demand in terms of volume is likely to be distributed fairly evenly between developed and developing countries. Moreover, growing environmental concerns worldwide and the trend for top-of-the-range vehicles generate **value-added opportunities** for tire makers. These include driver expectations for more safety and comfort, and expectations by heavy hauling firms for increased performance.

Since the replacement market is three-fourths of the total value, **the tire market is less cyclical than the automotive sector.** Michelin generates more than 70% of its sales in the replacement markets, which are growing by 2% to 3% a year.

The tire industry is highly concentrated as the three largest manufacturers, who are present in all segments, account for nearly 55% of global sales[1].

[1] Source: Tire Business, August 2006
[2] Source: Michelin
[3] Source International Energy Agency, Michelin estimates

COMMENTS

Breakdown of world market by product type (in value)


61% Passenger car and Light truck
27% Truck
5.5% Earthmover
4% Two-Wheel
2% Agricultural
0.5% Aircraft

Source: 2006 market estimated by Michelin

Regional breakdown of world market in volume
Metric ton equivalent


32.2% North America
25.2% Europe
11.3% China
7.1% Japan
10.0% Other Asian countries
8.0% Africa & the Middle-East
6.2% South America

Source: 2005 market estimated by Michelin based on the LMC 2006 Report

Breakdown of world market by manufacturer


18.2% Bridgestone
17.7% Michelin
17.3% Goodyear
28.8% Average-sized players
18.0% Local players

Source: 2005 market share figures (Tire Business, 28 August 2006)

Please refer to the detailed presentation of Group markets and ranking in Michelin's Factbook 2007, downloadable from www.michelin.com/corporate.


MICHELIN
A better way forward

First-half 2007 markets generally trended up except for North America's truck and original equipment passenger car and light truck tire markets, which recorded a sharp decline.

- Truck tire markets in Europe, South America, and Asia were particularly strong in supportive economic environments that stimulated transportation of goods and people;
- Demand was satisfactory in both the original equipment and replacement passenger car and light truck tire segments in all countries, with two exceptions: a number of developed countries in Asia and the Pacific Rim including Japan and Australia, and the original equipment market in North America.
- Truck tire markets in North America declined sharply as a result of implementation of new environmental standards (concerning truck OEMs) and a continued unsupportive economic environment that negatively impacted the replacement market.

Passenger car and Light truck tires
(in millions of units)


140
120
100
80
60
40
20
H1 2006
H1 2007
Europe RT
Europe OE
North America RT
North America OE

Source : Michelin estimates
Europe excluding Russia

Truck tires
(in millions of units)


20
18
16
14
12
10
8
6
4
2
Europe RT
Europe OE
North America RT
North America OE

Source: Michelin estimates
Radial tires (12-month sliding)
Europe excluding Russia

REPLACEMENT MARKETS



In the more developed regions, passenger car and light truck tire markets posted satisfactory growth and the sell-in market picked up slightly in North America during the second quarter. In Europe, the Eastern countries posted significant growth in demand. The truck tire markets were different, in that growth was strong in Europe while North American markets experienced further decline.

In the rest of the world, demand remained strong across continents and segments.


MICHELIN
A better way forward

Passenger car and Light truck

Passenger car and Light truck markets	H1 2007 Replacement market	Q1 2007 Replacement market	Q2 2007 Replacement market
Europe[1]	+0.2%	+1.7%	-1.2%
North America[2]	+2.1%	0%	+4.2%
Asia	+2.7%	+2.7%	+2.6%
South America	+1.8%	+3.0%	+0.8%
Africa Middle-East	+3.0%	+2.0%	+4.9%

[1] Europe excluding Russia

[2] United States, Canada and Mexico

In Europe, markets were globally stable (+0.2%) and varied widely from region to region. Indeed, while markets in Western Europe declined nearly 1%, Eastern Europe markets (with the exception of Russia) boomed, with nearly 10% growth. In the Western half, the Northern countries (Scandinavia, Germany, Belgium) were quite weak. In Southern Europe on the other hand, the Iberic peninsula and Greece recorded strong growth. Two countries were notable exceptions to these geographic trends: Italy, which fell 3.6%, and the United Kingdom where demand rebounded by more than 2.5%. France remained stable. In the Eastern half, most countries posted double-digit growth, as they benefited from good economic fundamentals.

The market was further enriched by 6% + growth in the high-performance (V & Z speed rating) segment and more than 12% growth in the SUV tire segment. At the same time, low speed rating segments (S, T & H) continued to shrink by more than 3%.

COMMENTS

In North America, after variable results at the beginning of the year (weak months of January and March, very strong growth in February), the market recovered in the second quarter in an environment that remained plagued by high fuel prices, to the tune of 3 USD per gallon and a real estate market that negatively affected household purchasing power, particularly in California and in Florida. The "sell out" market clearly lagged the "sell in" market, as dealers built up their inventories to cope with demand ahead of the summer season.

The North American market rose + 1.7%, with Canada up + 1.9% and Mexico, where demand was very strong, up + 7.0%.

As was the case in Europe, the market continued its enrichment, with the high-performance (V&Z) and SUV segments up + 11.1% and + 6.4% respectively, while bottom-of-the-range segments slumped nearly 5%.

In South America, imports from Asia and good economic fundamentals drove 1.8% market growth.

In Asia, market trends varied widely from country to country. China continued its strong pace of growth, with markets up more than 17%. India and Taiwan also posted robust growth, while demand remained flat in Korea and Thailand. It was down in Australia and New Zealand and sharply down in Japan.


MICHELIN
A better way forward

Truck

Truck markets*	H1 2007 Replacement market	Q1 2007 Replacement market	Q2 2007 Replacement market
Europe[1]	+6.3%	+9.7%	+3.1%
North America[2]	-4.5%	-5.2%	-3.8%
Asia	+8.7%	+7.9%	+9.8%
South America	+10.4%	+7.8%	+13.0%
Africa Middle-East	+3.3%	+3.3%	+3.3%

Radial only

[1] *Europe excluding Russia*

[2] *United States, Canada and Mexico*

In Europe, the replacement market posted vigorous growth (+6.3%) versus first half 2006 (+9.7% in the first quarter and + 3.1% in the second quarter), with a significant contribution from Eastern Europe, up some +17%. In Eastern countries, Poland and Romania drove market growth, along with the large fleets that purchased trucks in 2004 and 2005, whose tires are reaching the end of their service life. Western Europe's markets were up +3.8%, benefiting from good economic performance, especially in Germany. The replacement market rebound took place after two bearish years for the heavy road hauling operators.

Change in Europe's Truck replacement market
In millions of radial tires
Europe excluding Russia - 12-month sliding



13.8
13.6
13.4
13.2
13.0
12.8
12.6
12.4
12.2
12.0
11.8
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
June-07

COMMENTS



MICHELIN
A better way forward

In North America, the radial truck replacement market was down -4.5% (with a -5.2% drop in the first quarter and -3.8% drop in the second quarter). Market decline resulted chiefly from an economic slowdown in the region, particularly in the United States, where road freight operations declined. The U.S. real estate crisis also impacted markets negatively.

Change in North American Truck replacement market
In millions of radial tires
12-month sliding


20.4
20.2
20.0
19.8
19.6
19.4
19.2
19.0
18.8
18.6
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
June-07

In South America, radial replacement markets were up +10.4% with more marked growth in the second quarter (+13%) than in the first quarter (+7.8%):
• In Brazil, markets were boosted by strong recovery in the agri-food sector, especially soya bean culture (which in turn drove road transportation growth between production regions and ports), by ethanol demand that triggered an investment boom in sugar cane cultivation, and by favorable economic conditions that eased borrowing terms, as a result of which the building sector experienced an unprecedented expansion.
• South America's Spanish-speaking markets, which are roughly the same size as Brazil's market, were boosted by dynamic growth in those countries, which also are quickly switching to radial tires.

Change in Brazilian Truck replacement market
In millions of radial tires
12-month sliding


3.1
3.0
2.9
2.8
2.7
2.6
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
June-07


MICHELIN
A better way forward

In Asia, in replacement, the radial market posted strong (+8.7%) growth that was more marked in the second quarter (+9.8%) than in the first quarter (+7.9%), mainly driven by China (+10.9%) and by Australia (+18.2%). This growth occurred across the region except for Japan, Taiwan and Korea, where markets were flat or down slightly. In China, the market has now passed the 50% radialization rate mark and retreading keeps growing. As a result of Chinese tire manufacturers' excess capacity, radial tire exports were high and the different countries of the region are, therefore, also being quickly radialized. Implementation on July 1, 2007 of new regulations reducing VAT reimbursement for exports will increase Chinese tire export prices.

In Africa and the Middle East, markets are gradually switching to radial tire technology, especially in Turkey, Saudi Arabia and South Africa.

ORIGINAL EQUIPMENT MARKETS

In the developed countries, demand was satisfactory, even sustained for truck tires in Europe. The North American market was the only one to decline, markedly on the truck tire segment. This trend was expected and follows several years of strong growth that resulted from introduction of new environmental protection standards.

Emerging markets trended up, especially in Brazil, where truck tire markets benefited from a dynamic agricultural sector.

Passenger car and Light truck

Passenger car and Light truck markets	H1 2007 Original Equipment market	Q1 2007 Original Equipment market	Q2 2007 Original Equipment market
Europe[1]	+2.8%	+1.0%	+4.5%
North America[2]	-5.8%	-8.8%	-2.8%
Asia	+6.4%	+3.8%	+9.2%
South America	+9.9%	+4.5%	+13.8%
Africa Middle-East	+3.0%	+6.0%	+1.0%

[1] *Europe excluding Russia*

[2] *United States, Canada and Mexico*

Demand was healthy in all markets with the exception of North America. In Asia, South America, Africa and the Middle-East, increasing living standards supported sustained growth. In Europe, after subdued growth at the beginning of the year, the market trended up (+2.8%), driven by sustained Eastern European OEM business. In the United States, the market further declined substantially, reflecting the continued difficulties faced by the region's automotive industry.

COMMENTS


MICHELIN
A better way forward

Truck

Truck markets*	H1 2007 Original Equipment market	Q1 2007 Original Equipment market	Q2 2007 Original Equipment market
Europe[1]	+13.4%	+10.4%	+15.1%
North America[2]	-24.6%	-15.0%	-33.8%
Asia	+10.2%	+9.3%	+11.3%
South America	+29.2%	+16.5%	+41.2%
Africa Middle-East	+6.0%	+1.0%	+11.0%

**Radial only*
[1] Europe excluding Russia
[2] United States, Canada and Mexico

In **Europe**, the original equipment market has posted double-digit growth in the first two quarters of 2007. Over the year half, the market grew +13.4% year-on-year.
Growth was export-driven and resulted from dynamic Eastern European markets. At the same time, the pace of trailer-market growth remained impressive (+15%). OEMs reported full order books until the end of the year. With further vigorous growth expected in 2008, OEMs are investing more substantially than planned in order to cope with strong demand.

Change in Europe's Truck Original Equipment market
In millions of radial tires
Europe excluding Russia - 12-month sliding


5.9
5.8
5.7
5.6
5.5
5.4
5.3
5.2
5.1
5.0
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
June-07

In **North America,** the original equipment market slumped -24.6% (-15% in the first quarter and -33.8% in the second quarter). This decline occurs after two consecutive years of huge increases during which fleets were renewed and aligned to the new environmental standards implemented on January 1, 2007. The market should rebound in 2008 and 2009 before implementation of new environmental regulations in early 2010.


MICHELIN
A better way forward

Change in North American Truck Original Equipment market
In millions of radial tires
12-month sliding


7.6
7.4
7.2
7.0
6.8
6.6
6.4
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
June-07

In Asia, the radial original equipment market was up +10.2% (+9.3% in the first quarter and +11.3% in the second quarter). Asian markets were chiefly driven by three countries: China (+12.1%), Australia (+11.4%), and Thailand (+9.6%). Japan's market remained stable, up only +0.7%.

In South America, original equipment markets leaped +29.2% in the first year-half (+16.5% in the first quarter and +41.2% in the second quarter). Brazil's market was boosted by a strong agrifoods sector that benefited from substantial sugar cane and soya bean production investment, which was driven by substantial corn production increases in the United States (at the expense of domestic soya bean production) under the biofuel promotion drive. At the same time, Brazil's economic growth drove expansion in the civil engineering and building sectors. Finally, lower interest rates boosted domestic borrowing. Trucking customers must wait for up to 120 days to take delivery of their trucks. Order books are full until the end of the year and OEMs keep revising their forecasts upwards.

Change in Brazilian Truck Original Equipment market
In millions of radial tires
12-month sliding


1.30
1.25
1.20
1.15
1.10
1.05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
June-07

COMMENTS


MICHELIN
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OUTLOOK FOR FY 2007

Over the full year, European truck tire markets should remain strong and original equipment demand should accelerate; in North America, the replacement market should pick up slightly although not translating into net growth for the full year. In emerging regions, markets are expected to remain very strong, especially in Asia and South America.

The passenger car and light truck replacement markets should post moderate growth in all regions.

PASSENGER CAR AND LIGHT TRUCK MARKETS	Europe	North America	Asia	South America	Africa Middle-East
Original Equipment	+1.4%	-1.3%	+5.8%	+9.9%	+3.0%
Replacement	+2.0%	+2.0%	+3.4%	+1.3%	+3.0%

TRUCK MARKETS*	Europe	North America	Asia	South America	Africa Middle-East
Original Equipment	+15.0%	-27.7%	+13.9%	+22.3%	+2.2%
Replacement	+3.4%	-2.3%	+8.2%	+8.0%	+3.3%

Europe excluding Russia
** Radial only*

COMMENTS


MICHELIN
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MICHELIN SALES

EUR million	1st half 2007	1st half 2006	% change
Sales	8,402	8,023	+4.7%
Excluding exchange rates			*+8.2%*

Net sales were up 4.7% to EUR 8,402 million. At constant scope and exchange rates, they rose 8.2%.

ANALYSIS OF IMPACT ON SALES


+5.5%
3.9%
+4.7%
+4.9%
2.3%
+3.6%
+4.4%
+4.5%
+4.4%
-3.6%
-2.7%
-3.2%
Q1 2007 (%)
Q2 2007 (%)
H1 2007 (%)
Total
Volumes
Price mix
Exchange rates

The following factors accounted for this change:

- **+3.6% strongly positive volume effect,** attributable on the one hand, to Group performance in the passenger car and light truck markets of Europe, South America and Africa/Middle East and to success of the strategy deployed in Asia, especially in China and, on the other hand, to strong sales volume growth in the truck tire markets of Europe, South America and Asia, in both the original equipment and replacement segments.

- **+4.4% very positive price-mix effect** at constant exchange rates, reflecting the impact at the beginning of the year of price increases principally implemented in the second half 2006 and further brand and segment mix enrichment;

- **Very negative currency impact (-3.2%)** due, in particular, to depreciation versus the euro of the US dollar (-7.5%), the Canadian dollar (-7.2%), the Mexican peso (-7.9%), the Japanese yen (-10.9%) and the South African rand (-18.5%), based on average rates.

COMMENTS


MICHELIN
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QUARTER ON QUARTER CHANGES

Michelin quarter on quarter net sales change versus 2006:

	H1 07 / H1 06 (€m)	H1 07 / H1 06 (%)	Q1 07 / Q1 06 (€m)	Q1 07 / Q1 06 (%)	Q2 07 / Q2 06 (€m)	Q2 07 / Q2 06 (%)
Total change	**+379**	**+4.7%**	**+219**	**+5.5%**	**+160**	**+3.9%**
Volumes	+286	+3.6%	+194	+4.9%	+92	+2.3%
Price mix	+369	+4.4%	+184	+4.4%	+185	+4.5%
Exchange rates	-276	-3.2%	-159	-3.6%	-117	-2.7%
Scope	-	-	-	-	-	-

CHANGE IN SALES BY BUSINESS SEGMENT

Michelin net sales change by reporting segment, in line with the reporting adopted on January 1, 2005.

SR1: Passenger car and Light truck tires and related distribution operations
SR2: Truck tires and related distribution operations
SR3: Specialty Operations : Specialty tires (Agricultural, Aircraft, Two-wheel, Earthmover), Maps and Guides, ViaMichelin and Michelin Lifestyle

EUR million	H1 2007	H1 07 / H1 06	Q1 2007	Q1 07 / Q1 06	Q2 2007	Q2 07 / Q2 06
Group	**8,402**	**+4.7%**	**4,200**	**+5.5%**	**4,202**	**+3.9%**
SR1	4,489	+2.8%	2,251	+3.5%	2,238	+2.1%
SR2	2,746	+4.5%	1,359	+5.3%	1,387	+3.8%
SR3	1,167	+13.4%	590	+14.8%	577	+12.0%

COMMENTS

Reporting Segment 1 (SR1) - Sales analysis

In Europe, Group **Replacement** sales volume globally grew satisfactorily and benefited from market enrichment in value terms: the higher value-added segments, in fact, experienced the most favorable trends.
In **Original equipment**, Group sales were in line with a supportive market.

In North America, In Replacement, after a first quarter of significant sales volume increases, the second quarter declined substantially with sales volume stabilizing in the first half 2007 year-on-year. Changes in Michelin brand sales were in line with the market; the strong erosion of sales volumes for private and associate brands, observed over the last two years, was stopped. Globally, the Group retained its share of the North American market. Analysis of segment trend changes shows further mix enrichment and growth in the VZ and SUV segments and a decline in the bottom-of-the-range segments. Unit selling prices rose significantly, driven by price increases implemented in October 2006 and by brand and segment mix enrichment.
In **Original equipment**, the market was down sharply and Group sales also declined.


MICHELIN
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In South America, Replacement performance reflected a commercial success, particularly in Argentina, while Group sales underperformed in Brazil. At the regional level, Michelin won significant market share. Asian imports continued to grow.
In Original equipment, the Group leveraged a very robust market and posted strong sales volume growth.

In Asia, Replacement sales volumes grew faster than demand, which enabled the Group to further strengthen its positions in the region, especially for the Michelin brand. In China, the Group's leadership was confirmed with its TyrePlus tire distribution network with the announcement of its 400th sales outlet.
In **Original equipment**, Group performance was good, particularly in China, where the Michelin brand spearheaded enrichment of the Group offering.

In Africa and the Middle-East, in a supportive market, Michelin sales were robust and underpinned a strengthening of Group positions in Turkey, South Africa and the Gulf Emirates.

Reporting Segment 2 (SR2) - Sales analysis

In Europe, the Group retained its new and retread **Replacement** market share in Western and Eastern Europe despite supply tensions caused by a fully stretched industrial capacity. In this context, the price increases implemented during the year stuck.
In **Original Equipment**, Group sales were up strongly, but not in line with the market.

In North America, in a bearish **Replacement** market, Group sales were up year-on-year. "Michelin Durable Technologies" products confirmed their potential and sales volumes were sharply up versus 2006. Retread operations further expanded, translating into market share gain.
Group sales were relatively resilient in an **original equipment** market which was down sharply.

In South America, high growth in both the **Replacement** and **original equipment** markets generated supply tension. Brazil's economic health, particularly in the agrifoods sector drove replacement market growth. The Group retained its market share.
In Original Equipment, Group sales growth trends were slightly slower than the market. Commissioning of additional capacity at the Campo Grande plant will enable Michelin to better satisfy strong market demand in the future.

In Asia, Michelin's Replacement sales grew significantly, especially in China and in India, where the Group is gaining market shares.
In **Original Equipment**, Michelin continued to grow dynamically and gain market shares.

In Africa and the Middle-East, Michelin benefited from the fast pace of market radialization. The Group is especially developing in Turkey, South Africa, Saudi Arabia and the Gulf Kingdoms.


MICHELIN
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Reporting Segment 3 (SR3) - Sales analysis

- World **Earthmover** tire demand remained strong across regions and segments, with the exception of civil engineering in the United States, where some weakness was observed as a result of the real estate market decline. Gradual capacity build up by most tire manufacturers still does not meet the needs of all OEMs, particularly mine operators and cement manufacturers. Group first half sales volumes further increased as a result of capacity investments, especially for very large tires, and also benefited from the price increases introduced throughout 2006 to keep up with the significant increase in raw material prices.

- After several bearish years, **Agricultural** tire demand from most power unit OEMs began to pick up slightly year-on-year. Replacement markets however, declined slightly in both Europe and North America. With launch of new products and enhanced customer supply, Michelin volume sales posted strong growth. This was combined with a positive price effect and net sales were up significantly. As a result, the Group was able to improve its positions on both the original equipment and the radial replacement markets.

- The main **Motorcycle** markets began to grow at the end of the first half of 2007, which was strongly up year-on-year. Volume sales rose, driven by launch of new radial tire ranges (Pilot Road 2). The ensuing improvement of the product mix drove further net sales growth.

- Demand remained strong across **Aircraft** tire markets, and in radial technology, a clear imbalance between demand and offer was confirmed. Group radial and bias capacity expansion drove strong sales volume growth; net sales also rose due to mix enrichment and better valorization of the Group's product and service offering.

- **Maps and Guides** operations experienced a mixed environment: maps recorded a declining market while tourist guides experienced slight growth. The Group further revamped the Green Guide collection and enriched its new "Voyager Pratique" collection's offering. The Red Guides were further internationalized with planned launch in November 2007 of the Tokyo Guide and two new United States guides (Los Angeles and Las Vegas).

- In the European personal navigation market, a tough pricing environment weighed on **ViaMichelin's** performance and net sales were not in line with strong sales volume growth. On the web, the consumer site further asserted itself as the "mobility-enabling portal". Such content as traffic information experienced substantial growth especially with the leaders of mobile navigation.


MICHELIN
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MAIN CURRENCY CHANGES

The impact of currencies on sales growth was sharply negative. Euro appreciation versus the US dollar accounted for most of the negative contribution.



	1st-half 2007 average exchange rate	1st-half 2006 average exchange rate	Change
Euro / USD	1.330	1.230	+8.1%
Euro / CAD	1.509	1.400	+7.8%
Euro / MXN	14.560	13.408	+8.6%
Euro / BRL	2.721	2.696	+0.9%
Euro / GBP	0.675	0.687	-1.8%
Euro / PLN	3.843	3.890	-1.2%
Euro / JPY	159.600	142.164	+12.3%
Euro / THB	46.550	47.622	-2.3%

SALES BY REGION

EUR million	H1 2007	H1 07 / H1 06	Q1 2007	Q2 2007
Group	**8,402**	**+4.7%**	**4,200**	**4,202**
Europe	4,285	+9.5%	2,166	2,119
North America (incl. Mexico)	2,700	-3.7%	1,343	1,357
Other	1,417	+8.5%	691	726

EUR million	H1 2007	% of total	H1 2006	% of total
Group	**8,402**		**8,023**	
Europe	4,285	51.0%	3,914	48.8%
North America (incl. Mexico)	2,700	32.1%	2,803	34.9%
Other	1,417	16.9%	1,306	16.3%

Europe accounted for 51% of first half 2007 sales versus 49% year-on-year. **North America** accounted for 32% of sales versus 35% year-on-year. This drop was due partly to the weak US dollar versus the euro and partly to a challenging economic environment, especially in the truck tire segment of the United States. Accounting for 17% of total sales, sales in **other regions** remained stable.

Breakdown of sales at 30 June 2007




■ 51% Europe
32% North America
▫ 17% Other

Breakdown of sales at 30 June 2006


■ 49% Europe
35% North America
▫ 16% Other

COMMENTS


MICHELIN
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CONSOLIDATED INCOME STATEMENT

EUR million, except per share data	1st half 2007	1st half 2006
Sales	**8,402**	**8,023**
Cost of sales	(5,815)	(5,670)
Gross profit	**2,587**	**2,353**
Sales and marketing expenses	(886)	(874)
Research and development expenses	(295)	(302)
General and administrative expenses	(477)	(497)
Other operating income and expenses	(68)	(35)
Operating income before non-recurring expenses	**861**	**645**
Non-recurring expenses	(63)	(160)
Operating income	**798**	**485**
Cost of net debt	(144)	(158)
Other financial income and expenses	18	123
Share of profit / (loss) from associates	4	4
Income before taxes	**676**	**454**
Income tax	(240)	(177)
Net income	**436**	**277**
Attributable to Shareholders	437	276
Attributable to non-controlling interests	(1)	1
Earnings per share (in euros)		
Basic	3.00	1.90
Diluted	2.96	1.90

The consolidated financial statements have been prepared in accordance with IFRS.

INCOME STATEMENT BY FUNCTION

Gross profit

EUR million	1st half 2007	1st half 2006	% change
Gross profit	2,587	2,353	+9.9%

First half 2007 **gross profit** was up +EUR 234 million to EUR 2,587 million versus EUR 2,353 million year-on-year. The bulk of this improvement was the result of the price mix effect, up +EUR 369 million which more than offset +EUR 121 million external cost increases. The additional cost burden due to raw materials amounted to EUR 114 million.
As a percentage of sales, gross profit reached EUR 30.8%% versus 29.3% in the first half 2006.

Group gross margin
in % of net sales


31.7%
29.5%
29.8%
29.2%
30.8%
29.3%
2006
2007
Q1
Q2
H1

From Gross Profit to Operating Income


EUR million
+ 234
+ 216
+20
+7
-12
-33
Gross profit increase
Sales & Marketing costs increase
R&D costs decrease
General & Adm. costs decrease
Other op. costs increase
Operating Income before NR increase


MICHELIN
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COMMENTS

Operating expenses accounted for 20.6% of sales in the first half 2007 versus 21.3% year-on-year and 22.7% in the first half 2005. The 1.5 point gross profit increase and the 0.7 point reduction in SG&A contributed a 2.2 basis point improvement to operating margin.

Sales and Marketing expenses

EUR million	1st half 2007	1st half 2006	% change
Sales and marketing expenses	886	874	+1.4%

Sales and Marketing expenses were up slightly (+1.4% to EUR 886 million versus EUR 874 million year-on-year). This change was in line with the Group's policy of achieving 3.5% annual sales volume growth by 2010. On the other hand, as a percentage of sales, expenses were down from 11.3% in the first half 2005 to 10.9% in the first half 2006 and 10.5% in the first half 2007.

Research and Development expenses

EUR million	1st half 2007	1st half 2006	% change
Research and development expenses	295	302	-2.2%

Research & development expenses were down slightly (-2.2%), amounting to EUR 295 million in the first half 2007 versus EUR 302 million in the first half 2006. As a percentage of sales, they declined to 3.5% from 3.8% in the first half 2006. This change was in line with the Group's strategy of enhancing the efficiency of its research and development processes.



General and Administrative Expenses

EUR million	1st half 2007	1st half 2006	% change
General and administrative expenses	477	497	-4.1%

General administrative expenses accounted for EUR 477 million, a reduction of EUR -20 million or -4.1%. As a percentage of net sales, they were reduced from 6.2% to 5.7%. This trend is in line with the Group's objective of lowering its overhead.

Other Operating Income and Expenses

EUR million	1st half 2007	1st half 2006	% change
Other operating expenses	68	35	+94.9%

Other operating expenses were up +95%, from EUR 35 million to EUR 68 million. This is, among others, related to benefit costs.


MICHELIN
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Operating income before non-recurring items

EUR million	1st half 2007	1st half 2006	% change
Operating income before non-recurring expenses	861	645	+33.3%

OPERATING INCOME BY BUSINESS SEGMENT


Operating Margin by Business Segment*
1st half 2006
1st half 2007
8.0%
9.9%
5.5%
7.3%
14.8%
18.7%
8.0%
10.2%
SR1
SR2
SR3
Group

SR1: Passenger car and Light truck tires and related distribution operations
SR2: Truck tires and related distribution operations
SR3: Specialty Operations : Specialty tires (Agricultural, Aircraft, Two-wheel, Earthmover), Maps and Guides, ViaMichelin and Michelin Lifestyle

COMMENTS


Operating Income H1 2006
645
Pass. car / Light truck
+95
Truck
+55
Specialty Operations
+66
Operating Income H1 2007
861


MICHELIN
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COMMENTS

Reporting Segment 1 - Analysis of operating income

SR1 EUR million	H1 2007	H1 2006	H1 07 / H1 06	H1 2007 % of Group total	H1 2006 % of Group total
Sales	4,489	4,367	+2.8%	53%	54%
Operating income before non-recurring items	443	348	+27.4%	51%	54%
Operating margin before non-recurring items	9.9%	8.0%	+1.9pt		

The segment's 1.9 point operating margin increase reflected the combination of several positive factors including:

- a favorable price effect resulting from the full impact on the first half 2007 of the price increases implemented throughout 2006;
- Further brand and segment mix enrichments: the Michelin brand further strengthened its position in the world's principal markets; at the same time, the Group also benefited from steady enrichment of the passenger car and light truck tire markets in the high-performance, SUV and winter segments;
- Production (excluding raw materials) and logistics costs that have been improving relative to last year.
- Despite the negative impact (especially in the 1st quarter) of raw material costs and a very negative impact of exchange rates.

Reporting Segment 2 - Analysis of operating income

SR2 EUR million	H1 2007	H1 2006	H1 07 / H1 06	H1 2007 % of Group total	H1 2006 % of Group total
Sales	2,746	2,627	+4.5%	33%	33%
Operating income before non-recurring items	200	145	+38.0%	23%	22%
Operating margin before non-recurring items	7.3%	5.5%	+1.8pt		

The operating income of the Truck tire segment and related distribution was up +38% to EUR 200 million versus EUR 145 million year-on-year. The segment's operating margin rose from 5.5% in the first half 2006 to 7.3% in the reporting period.
This increase resulted from a strong sales volume effect in Europe, Asia and South America. In North America, as a result of stable volumes in sharply declining markets, the Group strengthened its positions.

In order to help offset the negative impact of increased raw material prices, and in particular that of natural rubber, further price increases were introduced:

- 3 - 5% in Europe during the first quarter 2007
- In Japan, 8% increase effective April 1, 2007
- In the United States, up to 4% increase for Michelin and BFGoodrich, effective June 1, 2007.

The currency impact was, however, sharply negative, because the Group exports from Europe to regions whose currencies depreciated versus the euro (the US dollar, the Canadian dollar, the Chinese yuan and the Japanese yen).


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Reporting Segment 3 - Analysis of operating income

SR3 EUR million	H1 2007	H1 2006	H1 07 / H1 06	H1 2007 % of Group total	H1 2006 % of Group total
Sales	1,167	1,029	+13.4%	14%	13%
Operating income before non-recurring items	218	152	+43.5%	26%	24%
Operating margin before non-recurring items	18.7%	14.8%	+3.9pt		

At 18.7% versus 14.8% year-on-year, the third reporting segment's operating margin posted nearly a 4-point improvement, sustained by the positive impact of sales volume growth and price increases.

All of the segment's tire businesses contributed to this outstanding performance:

- The price effect has been particularly robust, especially in Earthmover tires (recording the full impact over the half-year of price increases implemented in 2006) and Aircraft (following a new round of commercial contract negotiations);
- Sales volumes also increased, supported by strong demand for high-technology tire products.

INCOME STATEMENT BY NATURE

Although Michelin is not required to present accounting information by category under IFRS, the Company has decided to report some nature-based P&L data.

Factors contributing to changes in operating margin

(before non-recurring items)

EUR million


H1 2006 Operating income
645
Exchange rates
-104
Scope
0
Volumes
+107
Price mix
+369
Other costs
-35
External costs*
-121
H1 2007 Operating income
861

** External costs = raw materials + energy + logistics*

COMMENTS


MICHELIN
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External costs (raw materials + logistics + energy) increased EUR 121 million, with raw materials accounting for EUR 114 million.

Raw materials

The additional cost burden due to **raw materials**, estimated at EUR 114 million in the first half 2007 year-on-year, was caused mainly by natural rubber and chemicals. On the other hand, prices declined for carbon black, metal and textile reinforcement.


In EUROS / Kg
Forecasts
Change in cost of Group
raw material consumption:
H1 2007 / H1 2006 : +5.2%
Year 2007 / 2006 forecast : +1.4%
2006
2007
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07

Change in Natural Rubber prices (SICOM) in the first half of 2007


250
240
230
220
210
200
190
180
170
US cents / kg
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
RSS 3
TSR 20

COMMENTS


MICHELIN
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Breakdown of raw material needs for the first half of 2007 in value (euros)


31% Natural rubber
22% Synthetic rubber
15% Fillers
14% Chemicals
10% Steelcords
8% Textile

Employee benefits costs and number of employees

EUR million	H1 2007	H1 2006	% change
Total employee benefits costs	2,423	2,494	-2.9%
Number of employees at June 30 (full time equivalent)	114,346	119,923	-4.7%

The **number of employees** was down -4.7% from 119,923 at June end 2006 to 114,346 at June end 2007. As a percentage of sales, **payroll costs** accounted for 28.8% in the first half 2007 versus 31.1% year-on-year.

Depreciation and amortization

EUR million	H1 2007	H1 2006	H1 07 / H1 06	H1 2007 as a % of sales	H1 2006 as a % of sales
Depreciation and amortization	432	425	+1.6%	5.1%	5.3%

At EUR 432 million, **depreciation and amortization** rose 1.6%, accounting for 5.1% of sales. Capex accounted for 6.0% of sales versus 6.2% year-on-year.
The spread between investments and amortization should be bridged gradually.


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Financial income and expenses

EUR million	1st half 2007	1st half 2006	Change (in value)
Cost of net debt	(144)	(158)	+14
Other financial income and expenses	18	123	-105
Total financial income and expenses	**(125)**	**(35)**	**-90**

The decline in the **cost of net debt** was caused mainly by the improvement of currency translation results. In spite of higher interest rates, financing costs declined slightly as a result of more efficient debt structure. The volume effect, on the other hand, is almost nil.
Other financial income and expenses declined substantially after the Group had recorded EUR 114 million proceeds from the sale of its PSA holding in 2006.

Income tax

EUR million	1st half 2007	1st half 2006	% change
Total tax	**240**	**177**	**+35.6%**
Current tax	166	131	+26.7%
Withholding tax	14	13	+7.7%
Deferred tax	60	33	+81.8%

Group tax amounted to EUR 240 million versus EUR 177 million in the first half 2006. The effective tax rate was 35.6% against 39.0% year-on-year. This favorable change resulted from a significant reduction in total results of loss-making companies.

COMMENTS

Consolidated net income and earnings per share

EUR million	1st half 2007	1st half 2006	% change
Net income	436	277	+57.5%
Attributable to Shareholders	437	276	+58.2%
Earnings per share (in euros)			
Basic	3.00	1.90	+57.9%
Diluted	2.96	1.90	+55.8%

The consolidated net income amounted to EUR 436 million, up +57.5% compared to last year. Basic earnings per share was up +57.9% to EUR 3.00.



OUTLOOK FOR THE YEAR 2007

Over the full year, European truck tire markets should remain strong and original equipment demand should accelerate; in North America, the replacement market should pick up slightly although not translating into net growth for the full year. In emerging regions, markets are expected to remain very strong, especially in Asia and South America.

The passenger car and light truck replacement markets should post moderate growth in all regions.

In light of the effects observed in the first half and those expected in the second half, Michelin expects the impact over the full year 2007 on the Group's P&L of raw material price increases to be an additional burden of EUR 60 million versus 2006.

In light of healthy demand, despite higher average raw material costs in the second half than in the first, Michelin therefore confirms that fiscal 2007 should post a substantial improvement relative to financial year 2006. Full-year operating margin before non-recurring items therefore, is expected to approach the first year-half level.


MICHELIN
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CONSOLIDATED BALANCE SHEET

ASSETS

EUR million	30 June 2007	31 December 2006	30 June 2006
Goodwill	408	438	431
Other intangible assets	173	181	189
Property, plant and equipment (PP&E)	6,909	6,848	6,469
Non-current financial assets and other assets	421	449	454
Investments in associates and joint ventures	73	71	51
Deferred tax assets	934	1,005	1,161
Non-current assets	**8,918**	**8,992**	**8,755**
Inventories	3,535	3,342	3,503
Trade receivables	3,346	3,237	3,236
Current financial assets	82	79	86
Other current assets	471	544	444
Cash and cash equivalents	967	680	413
Current assets	**8,401**	**7,882**	**7,682**
TOTAL ASSETS	**17,319**	**16,874**	**16,437**

LIABILITIES AND EQUITY

EUR million	30 June 2007	31 December 2006	30 June 2006
Share capital	288	287	287
Share premiums	1,876	1,863	1,849
Reserves	2,848	2,527	2,206
Non-controlling interests	10	11	15
Total equity	**5,022**	**4,688**	**4,357**
Non-current financial liabilities	3,491	2,736	3,514
Employee benefits	2,680	2,730	2,897
Provisions and other non-current liabilities	775	818	872
Deferred tax liabilities	70	58	59
Non-current liabilities	**7,016**	**6,342**	**7,342**
Current financial liabilities	1,812	2,157	1,437
Trade payables	1,498	1,776	1,426
Other current liabilities	1,971	1,911	1,875
Current liabilities	**5,281**	**5,844**	**4,738**
TOTAL LIABILITIES AND EQUITY	**17,319**	**16,874**	**16,437**


MICHELIN
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Goodwill

EUR million	30 June 2007	31 December 2006	30.06.07 / 31.12.06	30 June 2006
Goodwill	408	438	-30	431

Goodwill accounted for the excess of the purchase price over the fair value of the assets, less the liabilities of the acquired companies, as at the date when the acquisition commitment enters into effect. Goodwill was down EUR 30 million versus December 31, 2006.

Intangible assets and property, plant and equipment

EUR million	30 June 2007	30 June 2006	% change
Other intangible assets	173	189	-8.5%
Property, plant and equipment (PP&E)	6,909	6,469	+6.8%
Intangible assets and PP&E	**7,082**	**6,658**	**+6.4%**

Intangible assets and PP&E were up 6.4% year-on-year, a slight increase as a percentage of sales (42.1% in the first half 2007 versus 41.5% in the first half 2006) due to sustained investment.

Capital expenditure

EUR million	H1 2007	H1 2006	H1 07 / H1 06 in value	H1 2007 as a % of sales	H1 2006 as a % of sales
Capital expenditure	502	495	+7	6.0%	6.2%
Investment grants received	(8)	(6)	-2	(0.1%)	(0.1%)
Change in capital expenditures working capital	235	53	+182	2.8%	0.7%
Net purchases of intangible assets and PP&E	729	542	+187	8.7%	6.8%
Proceeds from sale of intangible assets and PP&E	(48)	(42)	-6	(0.6%)	(0.5%)
Net purchases of intangible assets and PP&E, net of disposals	**681**	**500**	**+181**	**8.1%**	**6.2%**

Capex amounted to EUR 502 million, up +EUR 7 million year-on-year. At EUR 681 million, net investments rose +EUR 181 million.
As a percentage of sales, capex accounted for 6% of sales versus 6.2% year-on-year.

COMMENTS


MICHELIN
A better way forward

The main capital expenditures were as follows:

Passenger car / Light truck
- Further capacity conversion in North America and Western Europe to support growth in the Group's top-of-the-range sales.
- *Michelin Manufacturing Way* related cost reductions and productivity gain projects (marginal capacity increase, automation...)
- Capacity increase at Nyiregyhaza (Hungary), Olsztyn (Poland), Victoria (Romania), Queretaro (Mexico), Shenyang (China) and Bridgewater (Canada).

Truck and bus
- Capacity raised and converted in support of *Michelin Durable Technologies* deployment on the wide tire applications such as X-One.
- *Michelin Manufacturing Way* related cost reductions and productivity gain projects
- Capacity increase at the Waterville (Canada) plant.

Earthmover
- Capacity expansions in the Lexington (USA) and the Vitoria (Spain) large Earthmover tire manufacturing facilities and construction of a new site at Campo Grande (Brazil) for mid-sized tires.

Aircraft
- capacity increase at Bourges (France)

Semi-Finished Products
- Investment in semi-finished production capacity (especially mixing and metal reinforcements) to support finished product capacity increases (Brazil, Poland, Thailand, China, USA).

Cost reductions / ergonomics / safety / environmental protection investments
- Such investments were made in all Product lines, particularly in the more mature sites of Western Europe and North America.

Operating working capital requirement

EUR million	30 June 2007	30 June 2006	Total change	Currency effect	Movement
Inventories	3,535	3,503	+32	-26	+58
Trade receivables	3,346	3,236	+110	-30	+140
Trade payables	(1,498)	(1,426)	-72	+1	-73
Operating working capital	**5,383**	**5,313**	**+70**	**-55**	**+125**

As a % of sales	30 June 2007	30 June 2006
Inventories	21.0%	21.8%
Trade receivables	19.9%	20.2%
Trade payables	(8.9%)	(8.9%)
Operating working capital	**32.0%**	**33.1%**

Operating working capital requirement increased + EUR 70 million, making a negative contribution to free cash flow. WCR, however, declined to 32.0% of net sales as at June 30, 2007, versus 33.1% a year before.

Inventory accounted for 21.0% of first-half 2007 sales versus 21.8% year-on-year. The Group's objective is to reduce this ratio to 16% of net sales by 2010.


MICHELIN
A better way forward

Inventories

EUR million	30 June 2007	30 June 2006	Total change	Currency effect	Movement
Raw materials, semi-finished goods and other consumables	1,211	1,225	-14	+3	-17
Finished goods	2,423	2,375	+48	-29	+77
Less write-downs	(99)	(97)	-2	+0	-2
Net inventory	**3,535**	**3,503**	**+32**	**-26**	**+58**

In tons, inventory of Finished Products at the end of June were down sharply year-on-year. The value increase of inventory, therefore, mainly resulted from the increase of raw material prices.

Total Finished Product Inventory (in thousands of tonnes)


H1 2006
H1 2007
1-Jan
31-Jan
28-Feb
31-Mar
30-Apr
31-May
30-Jun

COMMENTS

Trade receivables

EUR million	30 June 2007	30 June 2006	Total change	Currency effect	Movement
Trade receivables	3,346	3,236	+110	-30	+140

Trade receivables amounted to EUR 3,346 million, up EUR 110 million year-on-year. As a percentage of sales, this was 19.9% versus 20.2% at June 30, 2006. The 2010 objective is to bring trade receivables down to 16% of sales.

Pursuant to IFRS, all of the receivables covered by the transfer and securitization programs, which are part of Michelin's routine financing transactions, were fully consolidated in the balance sheet.

No substantial collateral has been paid to limit credit risk.


MICHELIN
A better way forward

COMMENTS

Equity

Change in consolidated equity:

	Share capital	Share premiums	Treasury shares	Reserves	Non-controlling interest	Total equity
Total as at 31 December 2005	**287**	**1,845**	**-**	**2,379**	**16**	**4,527**
Change in fair value of available-for-sale investments (net of income tax):						
- unrealised gain / (loss)	-	-	-	(30)	-	(30)
- gain / (loss) recognized in income statement	-	-	-	(109)	-	(109)
Employees share options schemes:						
- cost of service rendered	-	3	-	-	-	3
Dividends and other allocations	-	-	-	(204)	(1)	(205)
Net income	-	-	-	276	1	277
Currency translation differences and other	-	1	-	(106)	(1)	(106)
Total as at 30 June 2006	**287**	**1,849**	**-**	**2,206**	**15**	**4,357**
Change in fair value of available-for-sale investments (net of income tax):						
- unrealised gain / (loss)	-	-	-	56	-	56
Employees share options schemes:						
- cost of service rendered	-	4	-	-	-	4
- proceeds from share issued	-	11	-	-	-	11
Net income	-	-	-	297	-	297
Currency translation differences and other	-	(1)	-	(32)	(4)	(37)
Total as at 31 December 2006	**287**	**1,863**	**-**	**2,527**	**11**	**4,688**
Change in fair value of available-for-sale investments (net of income tax):						
- unrealised gain / (loss)	-	-	-	16	-	16
- gain / (loss) recognized in income statement	-	-	-	(9)	-	(9)
Employees share options schemes:						
- cost of service rendered	-	4	-	-	-	4
- proceeds from share issued	1	9	-	-	-	10
Equity component of convertible bonds (net of income tax)	-	-	-	81	-	81
Dividends and other allocations	-	-	-	(215)	-	(215)
Net income	-	-	-	436	-	436
Currency translation differences and other	-	-	-	12	(1)	11
Total as at 30 June 2007	**288**	**1,876**	**-**	**2,848**	**10**	**5,022**


MICHELIN
A better way forward

Shareholders' equity rose EUR 334 million versus December 31, 2006.
This change resulted mainly from:

- Income for the period: + EUR 436 million
- Equity component of convertible bonds (net of income tax): + EUR 81 million
- Dividend pay out: - EUR 215 million

Financial debt

Net debt at end June 2007 amounted to EUR 4,320 million. Debt rose EUR 142 million versus January 1, 2007:

EUR million	30 June 2007	31 December 2006
Long-term	**3,491**	**2,736**
Bonds	2,066	1,465
Loans from financial institutions and other	1,229	1,027
Obligations under finance leases	196	244
Short-term	**1,812**	**2,157**
Commercial papers	600	684
Loans from financial institutions and other	1,084	1,412
Obligations under finance leases	85	40
Derivative instruments	43	21
TOTAL FINANCIAL LIABILITIES	**5,303**	**4,893**

EUR million		
Financial liabilities	5,303	4,893
Derivative assets	(16)	(35)
Cash and cash equivalents	(967)	(680)
NET DEBT	**4,320**	**4,178**

The + EUR 142 million increase breaks down as follows:

- Cash: + EUR 237 million (of which EUR + 215 million dividend pay out)
- Non-cash: - EUR 115 million (of which EUR - 97 million representing the Equity component of convertible bonds issued in March 2007)
- Currency impact: + EUR 20 million

COMMENTS


MICHELIN
A better way forward

Change in net debt from January 1, 2007 to June 30, 2007

EUR million	2007	2006
Debt to January 1	**4,178**	**4,084**
Exchange rates	+20	(150)
Free cash flow	+31	+413
Distributions	+215	+204
Other change in equity	(9)	(5)
Addition to investment commitments	(27)	(30)
Scope and miscellaneous	(88)	(2)
Debt to June 30	**4,320**	**4,514**
Change	**+142**	**+430**

Gearing

EUR million	30 June 2007	30 June 2006
Net debt	4,320	4,514
Total equity	5,022	4,357
Net debt / Equity	**0.86**	**1.04**
Net debt / EBITDA	**1.67**	**2.09**

Gearing was at 86% versus 89% at January 1, 2007 and 104% at June 30, 2006. The net debt/EBITDA ratio was improved at 1.67.

Ratings

		CGEM	CFM
Short term	Standard & Poor's	A2	A2
	Moody's	P2	P2
Long term	Standard & Poor's	BBB+ *(on credit watch with negative implications)*	BBB+ *(on credit watch with negative implications)*
	Moody's	Baa2	Baa1
Outlook	Moody's	Negative	Negative


MICHELIN
A better way forward

Benefits

Change in net amount recognized for defined benefit plans :

EUR million	Defined benefit pension plans	Other defined benefit plans (including healthcare)	2007	2006
As at January, 1	**990**	**1,737**	**2,727**	**3,014**
Exchange differences	(1)	(6)	(7)	(91)
Expenses recognized in the Income Statement	36	63	99	111
Contribution paid to the funds	(61)	-	(61)	(103)
Benefits directly paid to beneficiaries	(9)	(59)	(68)	(74)
Changes in the scope of consolidation	-	(13)	(13)	-
Plan changes in the Income Statement (non recurring items)	-	-	0	(1)
As at June, 30	**955**	**1,722**	**2,677**	**2,856**

No event which would have had a significant impact on the Consolidated Financial Statements at June 30, 2007 has occurred in the first half 2007.
The decrease in the contributions paid to the funds (EUR 42 million) is mainly due to the reduction in additional contributions to the UK pension funds, to a time difference in the contributions paid to the US pension funds and to a reduction in contributions paid to Canadian pension funds.
The liability recognized in the balance sheet at June 30, 2007 has decreased for an amount of EUR 13 million linked to the decision made by Michelin to stop the manufacturing operations of its Nigerian Port-Harcourt plant (announced in January 2007).


MICHELIN
A better way forward

CONSOLIDATED CASH FLOW STATEMENT

EUR million	1st half 2007	1st half 2006
Net income	**436**	**277**
EBITDA adjustments		
Cost of net debt	144	158
Other financial income and expenses	(18)	(123)
Income tax	240	177
Amortization, depreciation and impairment of intangible assets and PP&E	436	434
Non-recurring income and expenses	63	160
Share of loss / (profit) from associates	(4)	(4)
EBITDA	**1,297**	**1,079**
Non-cash other income and expenses	(13)	(38)
Change in provisions, including employee benefits	(113)	(136)
Net finance costs paid	(145)	(180)
Income tax paid	(128)	(68)
Change in value of working capital, net of impairments	(241)	(619)
Cash flows from operating activities	**657**	**38**
Net purchases of intangible assets and PP&E	(729)	(542)
Proceeds from sale of intangible assets and PP&E	48	42
Acquisitions of consolidated shareholdings, net of cash acquired	(28)	(32)
Proceeds from sale of consolidated shareholdings, net of cash disposed	(1)	2
Purchases of available-for-sale investments	(1)	(54)
Proceeds from sale of available-for-sale net investments	18	140
Change in value of other financial assets	5	(7)
Cash flows from investing activities	**(688)**	**(451)**
Proceeds from issuance of shares	10	-
Dividends paid to Shareholders	(208)	(194)
Other allocations	(7)	(11)
Proceeds of the issuance of the convertible bonds	694	-
Change in value of financial liabilities	(172)	428
Other	(1)	5
Cash flows from financing activities	**316**	**228**
Effect of the change of currency rates	**2**	**(13)**
Increase / (decrease) of cash and cash equivalents	**287**	**(198)**
Cash and cash equivalents as at 1 January	**680**	**611**
Cash and cash equivalents as at 30 June	**967**	**413**

COMMENTS

Cash flows from operating activities

EUR million Average exchange rates	1st half 2007	1st half 2006	Value change
EBITDA	**1,297**	**1,079**	**+218**
Non-cash other income and expenses	(13)	(38)	+25
Change in provisions, including employee benefits	(113)	(136)	+23
Net finance costs paid	(145)	(180)	+35
Income tax paid	(128)	(68)	-60
Change in value of working capital, net of impairments	(241)	(619)	+378
Change in inventory	*(205)*	*(392)*	*+187*
Change in trade receivables	*(96)*	*(79)*	*-17*
Change in other receivables and payables	*60*	*(148)*	*+208*
Cash flows from operating activities	**657**	**38**	**+619**

EBITDA was up +EUR 218 million to EUR 1,297 million, against EUR 1,079 million year-on-year in line with change of operating income before non-recurring items.
Cash flows from operations rose + EUR 619 million to EUR 657 million compared with EUR 38 million year-on-year.

Free cash flow

EUR million Average exchange rates	1st half 2007	1st half 2006	Value change
Cash flows from operating activities	**657**	**38**	**+619**
Net purchases of intangible assets and PP&E, net of disposals	(681)	(500)	-181
Investments in shareholdings and other financial assets	(7)	49	-56
Cash flows from investing activities	**(688)**	**(451)**	**-237**
Free cash flow	**(31)**	**(413)**	**+382**

Free cash flow after acquisition and before dividend pay-out amounted to -EUR 31 million versus -EUR 413 million year-on-year. This substantial improvement resulted from the following factors:

- Significant (+ EUR 218 million) EBITDA increase
- Sharp improvement in working capital requirement (its first year-half 2007 increase was limited to EUR 241 million versus EUR 619 million in the first half 2006)
- Capex stable at around EUR 500 million;
- EUR 56 million negative impact of financial investments: in the first half 2006, the Group had recorded a net cash increase after selling its holding in PSA.

COMMENTS


MICHELIN
A better way forward

CONSOLIDATED KEY FIGURES AND RATIOS

IFRS GAAP

EUR million	H1 2007	H1 2006	2006	2005	2004
Sales	8,402	8,023	16,384	15,590	15,048
% change	+4.7%	+7.1%	+5.1%	+3.6%	N. App.
Total employee benefits costs	2,423	2,494	4,718	4,780	4,837
as a % of sales	28.8%	31.1%	28.8%	30.7%	32.1%
Number of employees (full time equivalent)	114,346	119,923	115,755	119,030	120,456
Research and development expenses [1]	295	302	591	565	576
as a % of sales	3.5%	3.8%	3.6%	3.6%	3.8%
EBITDA [2]	1,297	1,079	2,209	2,171	2,030
Operating income before non-recurring expenses	861	645	1,338	1,368	1,303
Operating margin before non-recurring income and expenses	10.2%	8.0%	8.2%	8.8%	8.7%
Operating income	798	485	1,118	1,574	1,239
Operating margin	9.5%	6.0%	6.8%	10.1%	8.2%
Cost of net debt	(144)	(158)	(315)	(310)	N. App.
Total financial income and expenses	(125)	(35)	(180)	(280)	(235)
Income before taxes	676	454	942	1,300	985
Income tax	(240)	(177)	(369)	(411)	(331)
Effective tax rate	35.6%	39.0%	39.2%	31.6%	33.6%
Net income	436	277	573	889	654
as a % of sales	5.2%	3.4%	3.5%	5.7%	4.3%
Dividend distributions [3]	215	205	205	221	185
Cash flows from operating activities	657	38	1,191	1,031	1,322
as a % of sales	7.8%	0.5%	7.3%	6.6%	8.8%
Gross purchases of intangible assets and PP&E	502	495	1,414	1,336	1,107
as a % of sales	6.0%	6.2%	8.6%	8.6%	7.4%
Net purchases of intangible assets and PP&E, net of disposals	681	500	1,277	1,208	951
Cash flows from investing activities	(688)	(451)	(1,230)	(1,155)	(1,056)
as a % of sales	(8.2%)	(5.6%)	(7.5%)	(7.4%)	(7.0%)
Net debt [4]	4,320	4,514	4,178	4,083	3,292
Total equity [5]	5,022	4,357	4,688	4,527	3,647
Gearing [6]	86%	104%	89%	90%	90%
Net debt / EBITDA	1.67	2.09	1.89	1.88	1.62
Cash flows from operating activities / Net debt	N. App.	N. App.	28.5%	25.3%	40.2%
Net interest charge average rate [7]	6.3%	6.6%	6.3%	6.9%	N. App.
Operating income before non-recurring items / Net interest charge [7]	6.1	4.6	4.2	4.4	N. App.
Free cash flow [8]	(31)	(413)	(39)	(124)	266
ROE [9]	N. App.	N. App.	12.2%	19.7%	18.5%
Per share data (in euros)	0	0	0	0	0
Net assets per share [10]	34.8	30.3	32.6	31.5	24.2
Basic earnings per share	3.00	1.90	3.95	6.13	4.46
Diluted earnings per share	2.96	1.90	3.94	6.12	4.46
P/E [11]	N. App.	N. App.	18.4	7.7	10.6
Dividend per share	N. App.	N. App.	1.45	1.35	1.25
Distribution rate [12]	N. App.	N. App.	36.7%	22.0%	28.0%
Dividend yield [13]	N. App.	N. App.	2.0%	2.8%	2.6%
Share turnover rate [14]	N. App.	N. App.	212%	151%	134%

(1) Pursuant to switch to IFRS, part of the Group's research and development expenses are now integrated into the cost of goods sold in the income statement by function
(2) EBITDA: earnings before finance costs, income tax, depreciation and amortization
(3) Aggregate dividends distributed to Group Shareholders in the period
(4) Net debt after implementation of IAS 32 and IAS 39, effective January 1, 2005: financial liabilities - cash and cash equivalents +/- derivative assets
(5) Total equity after implementation of IAS 32 and IAS 39, effective January 1, 2005
(6) As of December 31, 2004, the gearing ratio in IFRS was 93%. Following implementation of IAS 32 and 39, effective since January 1, 2005, the ratio was 90%
(7) Net interest charge: interest financing expenses - interest income from cash and equivalents + discount/premium amortization on forward foreign exchange contracts
(8) Free cash flow: Cash flows from operating activities - Cash flows from investing activities
(9) ROE: net income attributable to Shareholders / Shareholders' equity excluding non-controlling interests
(10) Net assets per share: net assets / number of shares outstanding at the end of the period
(11) P/E: Share price at the end of the period / earnings per share
(12) Distribution rate: dividend per share / basic earnings per share
(13) Dividend yield: dividend per share / share price at December 31
(14) Share turnover rate: number of shares traded during the year / average number of shares outstanding during the year

N. App.: Non applicable

COMMENTS


MICHELIN
A better way forward

FRENCH GAAP

EUR million	2004	2003	2002	2001	2000	1999 proforma
Net sales	15,689	15,370	15,645	15,775	15,396	13,763
% change	+2.1%	-1.8%	-0.8%	+2.5%	+11.9%	+10.2%
Payroll costs	4,872	4,997	5,152	5,242	5,137	4,756
as a % of sales	31.1%	32.5%	32.9%	33.2%	33.4%	34.6%
Average number of employees	126,474	127,210	126,285	127,467	128,122	130,434
Research and development costs	674	710	704	702	645	589
as a % of sales	4.3%	4.6%	4.5%	4.4%	4.2%	4.3%
EBITDA (1)	2,043	1,992	1,978	2,091	2,170	2,127
Operating income	1,299	1,143	1,225	1,040	1,162	1,207
Operating margin	8.3%	7.4%	7.8%	6.6%	7.6%	8.8%
Net interest expense	(213)	(225)	(260)	(321)	(314)	(238)
Net non-recurring income and expense	(206)	19	75	(29)	(76)	(353)
of which restructuring costs	*(55)*	*(192)*	*(17)*	*(340)*	*(67)*	*(388)*
Income before tax	843	590	997	644	729	538
Income taxes	(316)	(261)	(382)	(330)	(290)	(213)
Effective tax rate	37.5%	44.3%	38.4%	51.2%	39.9%	39.7%
Net income before minority interests	527	329	614	314	438	325
as a % of sales	3.4%	2.1%	3.9%	2.0%	2.8%	2.4%
Dividends (2)	133	131	113	105	93	87
Net cash provided by operating activities (3)	1,337	1,542	1,534	1,263	1,017	1,014
Cash flow (4)	1,353	1,407	1,225	1,323	1,416	1,547
as a % of sales	8.6%	9.2%	7.8%	8.4%	9.2%	11.2%
Capital expenditure (5)	1,117	1,118	967	1,150	1,201	1,252
as a % of sales	7.1%	7.3%	6.2%	7.3%	7.8%	9.1%
Capital expenditure, net of disposals (5)	1,025	1,017	809	1,089	1,091	1,003
Acquisition of investments, net of disposals	106	229	62	(184)	166	255
Net debt (6)	3,223	3,440	3,818	4,881	4,926	4,329
Shareholders' equity including minority interests (7)	4,677	4,409	4,502	4,326	4,155	3,838
Debt-to-equity ratio	69%	78%	85%	113%	119%	113%
Average borrowing costs	5.9%	5.8%	6.2%	6.1%	6.5%	9.4%
EBITDA / Net debt	63.4%	57.9%	51.8%	42.8%	44.1%	49.1%
Net cash provided by operating activities / Net debt	41.5%	44.8%	40.2%	25.9%	20.7%	23.4%
Interest expense (8)	209	219	273	311	324	419
Interest cover (operating income / interest expense)	6.2	5.2	4.5	3.3	3.6	2.9
Free cash flow (9)	226	299	637	309	(241)	(300)
ROE (10)	11.2%	7.3%	13.4%	7.4%	10.4%	8.0%
Per share data (in euros)						
Net assets per share (11)	32.1	30.2	30.5	29.7	28.5	26.2
Basic earnings per share	3.59	2.23	4.28	2.20	2.96	2.10
Diluted earnings per share	3.59	2.23	4.28	2.20	2.96	2.10
P/E (12)	13.1	16.3	7.7	16.8	13.0	18.6
Net dividend per share	1.25	0.93	0.93	0.85	0.80	0.71
Pay-out rate (13)	34.8%	41.7%	21.7%	38.6%	27.0%	33.8%
Net dividend yield (14)	2.6%	2.6%	2.8%	2.3%	2.1%	1.8%
Capital turnover rate (15)	134%	144%	145%	108%	97%	105%

(1) EBITDA = Earnings Before Interest, Tax, Depreciation and Amortization
(2) Dividends paid to parent company Shareholders
(3) Net cash provided by operating activities: cash flow + change in working capital
(4) Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets - changes in provisions -/+ net gains/losses on disposal of assets
(5) In 2001, excluding external growth transactions (SMW, EUR 167m)
(6) Net debt: long and short-term debt (including securitization) – cash and cash equivalents
(7) Shareholders' equity including minority interests: common stock + paid-in capital in excess of par + retained earnings + net income + minority interests
(8) Interest expense: borrowing costs for the year
(9) Free cash flow: cash flow - change in working capital - net investments
(10) ROE: net income attributable to the Group / Shareholders' equity excluding minority interest
(11) Net assets per share: net assets / number of shares outstanding at December 31
(12) P/E: Share price at December 31 / earnings per share
(13) Pay-out rate: net dividend / earnings per share
(14) Net dividend yield: net dividend / share price at December 31
(15) Capital turnover: number of shares traded during the year / average number of shares outstanding during the year

COMMENTS


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STOCK MARKET DATA

The Michelin Share is listed on the Euronext Paris index

- Eurolist Compartment A
- Deferred Settlement Market
- ISIN Code: FR 0000121261
- Par value: EUR 2
- Transaction unit: 1

Market capitalization

- EUR 14.94 billion, as at June 30, 2007

Average trading volume

- 1,175,907 for the first half of 2007

Indices

Michelin features in two important Stock Exchange performance indices:

- CAC 40: 1.32% of the index as at June 30, 2007
- Euronext 100: 0.62% of the index as at June 30, 2007

Michelin also features in the main sustainability indices:

- DJSI (Dow Jones Sustainability Index) Stoxx for Europe and DJSI World
- ESI (Ethibel Sustainability Index)
- ASPI (Advanced Sustainability Index)




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Michelin Share Performance

(As at June 29, 2007, base 100: December 31, 2001)


300
250
200
150
100
50
0
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Monthly volumes traded
Michelin
CAC 40


300
250
200
150
100
50
0
Michelin
Bridgestone
Goodyear
Jun-02
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07

COMMENTS


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Stock Market Data

Share price (in euros)	H1 2007	2006	2005	2004	2003
Highest	103.88	73.30	56.20	47.80	38.11
Lowest	67.75	43.21	43.75	34.82	25.02
Highest / lowest ratio	1.53	1.70	1.28	1.37	1.52
Last quotation	103.85	72.50	47.48	47.19	36.38
Change over the period	+43.2%	+52.7%	+0.6%	+29.7%	+10.7%
CAC index variation	*+9%*	*+18%*	*+23%*	*+7%*	*+16%*
Market capitalisation (end of period, EUR billion)	**14.94**	**10.41**	**6.81**	**6.77**	**5.22**
Average trading volume over the period	1,175,907	1,191,679	842,053	742,311	797,844
Average number of shares making up the capital	143,652,318	143,390,450	143,387,025	143,250,487	141,488,047
Number of shares traded over the period	148,164,248	303,878,126	216,407,691	192,258,470	203,450,155

COMMENTS

Data per Share

In euros except for ratios	H1 2007	H1 2006	2006	2005	2004	2004 *	2003 *
Net assets	34.8	30.3	32.6	31.5	24.2	32.1	30.2
Basic earnings	3.00	1.90	3.95	6.13	4.46	3.59	2.23
Diluted earnings [1]	2.96	1.90	3.94	6.12	4.46	3.59	2.23
P/E	***N. App.***	***N. App.***	**18.4**	**7.7**	**10.6**	**13.1**	**16.3**
Dividend	*N. App.*	*N. App.*	1.45	1.35	1.25	1.25	0.93
Distribution rate	*N. App.*	*N. App.*	36.7%	22.0%	28.0%	34.8%	41.7%
Yield [2]	*N. App.*	*N. App.*	2.0%	2.8%	2.6%	2.6%	2.6%

** French GAAP*

(1) Earnings per share adjusted for the effect on net income and on the average number of shares of the exercise of outstanding dilutive instruments

(2) Dividend / Share price at December 31

N. App.: Non applicable


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Group Capital and Shareholding

As at June 30, 2007

- Group equity : EUR 287,775,768
- Number of shares : 143,887,884
- Total number of voting rights : 184,231,899

Breakdown of capital
As at June 30, 2007



- 1.9% Employee Shareholder Plan
- 11.6% Individual Shareholders
- 24.7% French Institutional Investors
- 61.8% Foreign Institutional Investors

Breakdown of voting rights
As at June 30, 2007



- 2.2% Employee Shareholder Plan
- 17.4% Individual Shareholders
- 25.1% French Institutional Investors
- 55.3% Foreign Institutional Investors

Double voting rights are attached to shares held for more than 4 years.


MICHELIN
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MICHELIN GROUP

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2007

TABLE OF CONTENT


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CONSOLIDATED INCOME STATEMENT

(in EUR million, except per share data)	Note	Six months ended 30 June 2007	Six months ended 30 June 2006
Sales	3	8,402	8,023
Cost of sales		(5,815)	(5,670)
Gross profit		2,587	2,353
Sales and marketing expenses		(886)	(874)
Research and development expenses		(295)	(302)
General and administrative expenses		(477)	(497)
Other operating income and expenses		(68)	(35)
Operating income before non-recurring expenses	3	861	645
Non-recurring expenses	4	(63)	(160)
Operating income		798	485
Cost of net debt	5	(144)	(158)
Other financial income and expenses	5	18	123
Share of profit/(loss) from associates		4	4
Income before taxes		676	454
Income tax		(240)	(177)
Net income		436	277
▪ Attributable to Shareholders		437	276
▪ Attributable to non-controlling interests		(1)	1
Earnings per share (in euros)	6		
▪ Basic		3.00	1.90
▪ Diluted		2.96	1.90

The notes 1 to 12 are integral part of these consolidated interim financial statements


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CONSOLIDATED BALANCE SHEET

(in EUR million)	Note	As at 30 June 2007	As at 31 December 2006
Goodwill		408	438
Other intangible assets		173	181
Property, plant and equipment (PP&E)		6,909	6,848
Non-current financial assets and other assets		421	449
Investments in associates and joint ventures		73	71
Deferred tax assets		934	1,005
Non-current assets		**8,918**	**8,992**
Inventories		3,535	3,342
Trade receivables		3,346	3,237
Current financial assets		82	79
Other current assets		471	544
Cash and cash equivalents		967	680
Current assets		**8,401**	**7,882**
TOTAL ASSETS		**17,319**	**16,874**
Share capital	7	288	287
Share premiums	7	1,876	1,863
Reserves		2,848	2,527
Non-controlling interests		10	11
Total equity		**5,022**	**4,688**
Non-current financial liabilities	8	3,491	2,736
Employee benefits		2,680	2,730
Provisions and other non-current liabilities	10	775	818
Deferred tax liabilities		70	58
Non-current liabilities		**7,016**	**6,342**
Current financial liabilities	8	1,812	2,157
Trade payables		1,498	1,776
Other current liabilities		1,971	1,911
Current liabilities		**5,281**	**5,844**
TOTAL LIABILITIES AND EQUITY		**17,319**	**16,874**

The notes 1 to 12 are integral part of these consolidated interim financial statements


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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in EUR million)	Share capital	Share premiums	Treasury shares	Translation differences	Reserves Fair value and other reserves	Retained earnings	Non-controlling interest	TOTAL EQUITY
Total as at 31 December 2005	287	1,845	-	170	162	2,047	16	4,527
Change in fair value of available-for-sale investments (net of income tax)								
- unrealised gain/(loss)	-	-	-	-	(30)	-	-	(30)
- gain/(loss) recognized in income statement	-	-	-	-	(109)	-	-	(109)
Employees share options schemes:								
- cost of service rendered	-	3	-	-	-	-	-	3
Dividends and other allocations	-	-	-	-	-	(204)	(1)	(205)
Net income	-	-	-	-	-	276	1	277
Currency translation differences and other	-	1	-	(106)	-	-	(1)	(106)
Total as at 30 June 2006	287	1,849	-	64	23	2,119	15	4,357
Change in fair value of available-for-sale investments (net of income tax)								
- unrealised gain/(loss)	-	-	-	-	56	-	-	56
Employees share options schemes:								
- cost of service rendered	-	4	-	-	-	-	-	4
- proceeds from share issued	-	11	-	-	-	-	-	11
Net income	-	-	-	-	-	297	-	297
Currency translation differences and other	-	(1)	-	(32)	1	(1)	(4)	(37)
Total as at 31 December 2006	287	1,863	-	32	80	2,415	11	4,688
Change in fair value of available-for-sale investments (net of income tax)								
- unrealised gain/(loss)	-	-	-	-	16	-	-	16
- gain/(loss) recognized in income statement	-	-	-	-	(9)	-	-	(9)
Employees share options schemes:								
- cost of service rendered	-	4	-	-	-	-	-	4
- proceeds from share issued	1	9	-	-	-	-	-	10
Equity component of convertible bonds (net of income tax) (note 8)	-	-	-	-	-	81	-	81
Dividends and other allocations	-	-	-	-	-	(215)	-	(215)
Net income	-	-	-	-	-	436	-	436
Currency translation differences and other	-	-	-	15	(5)	2	(1)	11
Total as at 30 June 2007	288	1,876	-	47	82	2,719	10	5,022

The notes 1 to 12 are integral part of these consolidated interim financial statements


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CONSOLIDATED CASH FLOW STATEMENT

(in EUR million)	Note	Six months ended 30 June 2007	Six months ended 30 June 2006
Net income		**436**	**277**
EBITDA adjustments			
▪ Cost of net debt		144	158
▪ Other financial income and expenses		(18)	(123)
▪ Income tax		240	177
▪ Amortization, depreciation and impairment of intangible assets and PP&E		436	434
▪ Non-recurring income and expenses		63	160
▪ Share of loss/(profit) from associates		(4)	(4)
EBITDA		**1,297**	**1,079**
Non-cash other income and expenses	11	(13)	(38)
Change in provisions, including employee benefits		(113)	(136)
Net finance costs paid	11	(145)	(180)
Income tax paid		(128)	(68)
Change in value of working capital, net of impairments	11	(241)	(619)
Cash flows from operating activities		**657**	**38**
Purchases of intangible assets and PP&E	11	(729)	(542)
Proceeds from sale of intangible assets and PP&E		48	42
Acquisitions of consolidated shareholdings, net of cash acquired		(28)	(32)
Proceeds from sale of consolidated shareholdings, net of cash disposed		(1)	2
Purchases of available-for-sale investments		(1)	(54)
Proceeds from sale of available-for-sale net investments		18	140
Change in value of other financial assets	11	5	(7)
Cash flows from investing activities		**(688)**	**(451)**
Proceeds from issuance of shares		10	-
Dividends paid to Shareholders		(208)	(194)
Other allocations		(7)	(11)
Proceeds of the issuance of the convertible bonds	8	694	-
Change in value of financial liabilities	11	(172)	428
Other		(1)	5
Cash flows from financing activities		**316**	**228**
Effect of the change of currency rates		**2**	**(13)**
Increase / (decrease) of cash and cash equivalents		**287**	**(198)**
Cash and cash equivalents as at 1 January		**680**	**611**
Cash and cash equivalents as at 30 June		**967**	**413**

The notes 1 to 12 are integral part of these consolidated interim financial statements


FINANCIAL STATEMENTS


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NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. GENERAL INFORMATION

Compagnie Générale des Etablissements Michelin (CGEM or the « Company ») and its subsidiaries (together "the Group") manufactures, distributes and sells tires all around the world.
The Company is a partnership limited by shares (commandite par actions) incorporated in Clermont-Ferrand (France).
The company is listed on the Paris stock exchange.

After review by the Supervisory Board, these condensed consolidated interim financial statements for the six months ended 30 June 2007 have been authorized for issue by the Managing Partners on 23 July 2007.

Except as otherwise stated, all amounts are presented in EUR million.

2. BASIS OF PREPARATION

Statement of compliance

These condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the Group consolidated financial statements for the year ended 31 December 2006.

Accounting policies

The accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied by the Company in its consolidated financial statements for the year ended 31 December 2006.

In particular, new IFRS standards and IFRIC interpretations as adopted by EU for periods beginning from 1 January 2007 have been applied by the Company and have not led to any significant changes in measurement and presentation. New IFRS 7 disclosures will be provided for the first time in the 2007 year end consolidated financial statements. The Company has not anticipated the implementation of any standards and interpretations which are not mandatory in 2007.

Convertible bonds

The fair value of the liability component of the convertible bonds is measured initially on the basis of a market interest rate applied to an equivalent non-convertible bond. This component is accounted for as a non-current financial liability at amortised cost at the effective interest rate. The residual amount (after deduction of the liability component) representing the value of the equity conversion option is accounted for in equity.


FINANCIAL STATEMENTS

Critical accounting estimates and assumptions

The preparation of the consolidated interim financial statements in conformity with IAS 34 requires management to make judgments, assumptions and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities at the balance sheet date and the amount of income and expenses for the reporting period. Actual results may differ from these estimates.

Change in the scope of consolidation

The acquisitions or divestments of the period did not have any significant effect on the condensed consolidated interim financial statements.

Seasonality

Usually the Group shows net cash outflows during the first half of the year mainly due to:
- higher working capital needs,
- dividend payments.


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3. CONDENSED SEGMENT REPORTING

Business segments (in EUR million)

Six months ended 30 June 2007

Income statement information	SR 1	SR 2	SR 3	TOTAL
Sales	4,489	2,746	1,167	**8,402**
Operating income before non-recurring income and expenses	443	200	218	**861**
In percentage of sales	*9.9%*	*7.3%*	*18.7%*	***10.2%***

Six months ended 30 June 2006

Income statement information	SR 1	SR 2	SR 3	TOTAL
Sales	4,367	2,627	1,029	**8,023**
Operating income before non-recurring income and expenses	348	145	152	**645**
In percentage of sales	*8.0%*	*5.5%*	*14.8%*	***8.0%***

- Reporting Segment 1: Passenger Car and Light Truck tires and related distribution activities.
- Reporting Segment 2: Truck tires and related distribution activities.
- Reporting Segment 3: The other activities including specialty tires, earthmover and agricultural, aircraft tires, 2 wheels, maps and guides, ViaMichelin, Michelin LifeStyle and other sales.

No operating liabilities are allocated to the segments into the Group's internal financial reporting.

Geographical segments (in EUR million)

Six months ended 30 June 2007

	Europe	North America	Other zones	TOTAL
Sales	4,285	2,700	1,417	**8,402**

Six months ended 30 June 2006

	Europe	North America	Other zones	TOTAL
Sales	3,914	2,803	1,306	**8,023**


FINANCIAL STATEMENTS

4. NON-RECURRING EXPENSES

2007:

Japan:

The Group announced the specialization of the tire production at its plant in Ota to respond more effectively to the specific highly technological requirements of the local market. The plant will terminate production for other exports markets, which represent approximately 60% of its output. The adjustment of its production capacities implies to recognize a provision of EUR 63 million to cover severance costs, and intangible, and plant and equipment impairments.

2006:

Canada:

BFGoodrich Tire Manufacturing, a business of Michelin North America (Canada) Inc., has decided to close its facility located in Kitchener, Ontario. The company shifted production to other BFGoodrich Tire Manufacturing facilities in North America.

The provision of EUR 160 million covers severance costs, medical benefits and other social costs, pension and post retirement costs, plant and equipment impairments.


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5. COST OF NET DEBT AND OTHER FINANCIAL INCOME AND EXPENSES

The costs of net debt and other financial income and expenses are broken down in the table below:

(in EUR million)	Six months ended 30 June 2007	Six months ended 30 June 2006
Cost of net debt		
Gross financing expenses		
Interest financing expenses	(130)	(120)
Currency remeasurement	(16)	(35)
Other financing expenses	(4)	(7)
	(150)	**(162)**
Interest income from cash and cash equivalents	6	4
	(144)	**(158)**
Other financial income and expenses		
Net income from financial assets (other than cash and cash equivalents)		
Interest income	3	4
Result on disposal of available-for-sale financial assets	10	114
Impairment	1	(1)
Dividend income	4	3
	18	**120**
Expense from unwinding the discount of provisions	(2)	(2)
Miscellaneous	2	5
	18	**123**

6. EARNINGS PER SHARE

Components of the basic and diluted earnings per share calculations are presented in the table below.

	Six months ended 30 June 2007	Six months ended 30 June 2006
Net income (EUR million), excluding the non-controlling interest	437	276
- less, propositions of attributions to General Partners	(5)	(3)
Net income attributable to Shareholders used in the calculation of the basic earnings per share	432	273
- plus, interest expense on convertible bonds	7	-
Net income attributable to shareholders used in the calculation of the diluted earnings per share	**439**	**273**
Weighted average number of shares (thousands of shares) outstanding used in the calculation of basic earnings per share	143,652	143,388
- plus, adjustment for share options plans and convertible bonds	4,694	240
Weighted average number of shares used in the calculation of diluted earnings per share	**148,346**	**143,628**
Earnings per share (in euros)		
- basic	3.00	1.90
- diluted	2.96	1.90


FINANCIAL STATEMENTS

7. SHARE CAPITAL AND PREMIUMS

The total authorized number of ordinary shares is 143,887,884 shares (31 December 2006: 143,652,318 shares) with a par value of EUR 2 per share (2006: EUR 2 per share).

The increase is due to the exercise of options granted to Group employees.

Dividend paid to the shareholders during the period is EUR 1.45 per share.


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8. FINANCIAL LIABILITIES

The carrying amount of the financial liabilities is detailed in the table below.

(in EUR million)	As at 30 June 2007	As at 31 December 2006
Long-term		
Bonds	2,066	1,465
Loans from financial institutions and other	1,229	1,027
Obligations under finance leases	196	244
	3,491	2,736
Short-term		
Commercial papers	600	684
Loans from financial institutions and other	1,084	1,412
Obligations under finance leases	85	40
Derivative instruments	43	21
	1,812	2,157
Total financial liabilities	**5,303**	**4,893**

The Group net debt is presented in the table below.

(in EUR million)	As at 30 June 2007	As at 31 December 2006
Financial liabilities	5,303	4,893
Derivative assets	(16)	(35)
Cash and cash equivalents	(967)	(680)
Net debt	**4,320**	**4,178**

Issue of convertible bonds (Océanes)

The increase in long-term bonds is mainly due to the issue by the Company of zero-coupon bonds convertible and/or exchangeable for new or existing shares of the Company (the "bonds" or the "Océanes"). The main characteristics of this issue are described in the table below.

Issue date	21 March 2007
Number of bonds issued	6,742,438 bonds
Direct costs	EUR 6 million
Net proceeds	EUR 694 million
Nominal interest rate	0.00%
Annual gross yield	3.07%
Conversion and/or exchange ratio	1 bond for 1 ordinary share
Maturity date	1st January 2017
Amount redeemable at maturity date	EUR 941 million
At any time the bondholders are entitled to request their bonds to be redeemed for Company shares. Under certain conditions, the Company has the option to redeem all outstanding bonds starting from 21 March 2011.	

Since the conversion and/or exchange ratio is fixed (apart from some adjustment provisions to protect the bondholders but which, at issue date, are not intended to be activated), the net proceeds have been allocated at issuance date as follows:

	In EUR million
Long term liability component	597
Equity component	97
Net proceeds	**694**

The liability component is accounted for at amortized cost using the effective interest rate of 4.76% and amounts to EUR 605 million as at 30 June 2007.

The equity element before deferred tax impact remains unchanged in equity. The net equity element as at 30 June 2007 is broken down in the table below.

	In EUR million
Component classified in equity (gross amount)	97
Deferred taxes	(16)
Component classified in equity (net amount)	**81**


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9. SHARE OPTION PLANS

The assumptions used for the valuation of the share options granted in the first half of 2007 are as follows:

Grant date	14 May 2007
Number of options	1,188,230
Weighted average share price (euros per share)	91.08
Exercise price (euros per share)	91.00
Volatility	30.14 %
Risk free interest rate	4.21 %
Market value of the option at grant date (euros per option)	16.57

The maximum gain allowed is limited to 100 % of the exercise price.

10. PROVISIONS

Movements of provisions during the first half of 2007 are as follows:

(in EUR million)	Restructuring	Litigation	Other provisions
At 1 January	**250**	**113**	**223**
Additional provisions	56	27	20
Utilized during the year	(59)	(18)	(71)
Unused amounts reversed	-	(4)	-
Currency translation effects	3	1	(2)
At 30 June	**250**	**119**	**170**


FINANCIAL STATEMENTS


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11. DETAILS OF THE CASH FLOW STATEMENT

Details of the cash flow statement are presented in the table below:

(in EUR million)	Six months ended 30 June 2007	Six months ended 30 June 2006
Non-cash other income and expenses		
Result on disposal of non-financial assets	(11)	(33)
Other	(2)	(5)
	(13)	(38)
Net finance costs paid		
Interests paid and other financial expenses	(169)	(196)
Interests received and other financial income	18	13
Dividends received	6	3
	(145)	(180)
Change in value of working capital, net of impairment		
Change in inventory	(205)	(392)
Change in trade receivables	(96)	(79)
Change in other receivables and payables	60	(148)
	(241)	(619)
Purchases of intangible assets and PP&E		
Purchase of intangible assets	(30)	(24)
Purchase of PP&E	(472)	(471)
Investment grants received	8	6
Change in capital expenditures working capital	(235)	(53)
	(729)	(542)
Change in value of other current and non-current financial assets		
Increase of other non-current financial assets	(16)	(25)
Decrease of other non-current financial assets	38	19
Net change of the other current financial assets	(17)	(1)
	5	(7)
Change in value of current and non-curent financial liabilities		
Increase of non-current financial liabilities	437	1 031
Decrease of non-current financial liabilities	(229)	(196)
Finance lease debt repayments	(12)	(12)
Net increase / (decrease) of current financial liabilities	(406)	(407)
Derivatives	38	12
	(172)	428
Detail of the non cash transactions:		
▪ Financial lease	8	-
▪ Non-controlling interest purchase commitments	(27)	(30)
▪ New emission rights	1	20


FINANCIAL STATEMENTS

12. COMMITMENTS AND CONTINGENCIES

Canadian pension litigation: in June 2005, a group of Michelin pension fund beneficiaries in Canada started legal action against the Canadian subsidiary of the Group, aimed at forcing the latter to pay a sum of 350 million Canadian dollars to said fund.
Michelin Canada believes that it has meritorious defenses to these claims. At this stage in the proceedings, the Group deems it unnecessary to make a provision in this respect.


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Compagnie Générale des Etablissements Michelin

STATUTORY AUDITORS' REVIEW REPORT ON INTERIM FINANCIAL INFORMATION FOR 2007


FINANCIAL STATEMENTS

PricewaterhouseCoopers Audit
63, rue de Villiers
92208 Neuilly-sur-Seine cedex

Corevise
3-5, rue Scheffer
75016 PARIS

The Statutory Auditors
Members of Compagnies Régionales of Versailles and of Paris


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Compagnie Générale des Etablissements Michelin

Société en commandite par actions
au capital de 287 775 768 euros

Siège social : 12, cours Sablon
63040 CLERMONT-FERRAND

STATUTORY AUDITORS' REVIEW REPORT ON
INTERIM FINANCIAL INFORMATION FOR 2007

This is a free translation into English of the Statutory Auditors' review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the shareholders,

In our capacity as Statutory Auditors and in accordance with the requirements of article L. 232-7 of the French Commercial Code (*Code de commerce*), we have reviewed the accompanying condensed consolidated interim financial statements of Compagnie Générale des Etablissments Michelin for the period from January 1 to June 30, 2007, and verified the information given in the interim management report.


FINANCIAL STATEMENTS

These condensed consolidated interim financial statements are the responsibility of the Managing Partners. Our role is to report our conclusions on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that all material matters have been identified. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting, as adopted by the European Union.


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Compagnie Générale des Etablissements Michelin

Société en commandite par actions
au capital de 287 775 768 euros

Siège social : 12, cours Sablon
63040 CLERMONT-FERRAND

STATUTORY AUDITORS' REVIEW REPORT ON
INTERIM FINANCIAL INFORMATION FOR 2007

In accordance with professional standards applicable in France, we have also verified the information given in the interim management report accompanying the condensed consolidated interim financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed consolidated interim financial statements.

Neuilly-sur-Seine and Paris, July 23, 2007

PricewaterhouseCoopers Audit	Corevise
Christian MARCELLIN	Stéphane MARIE

The Statutory Auditors
Members of Compagnies Régionales of Versailles and of Paris


FINANCIAL STATEMENTS


MICHELIN
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MICHELIN MAPS
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FRANCE 2007

HIGHLIGHTS

HIGHLIGHTS


MICHELIN
A better way forward

Strategy - Acquisitions - Partnerships

United States: the US Military Awards Michelin Major Contracts

At the end of January 2007, Michelin was awarded a ten-year logistics contract worth USD 1.7 billion by the U.S. Department Of Defense (DoD), to equip its entire ground vehicle fleet worldwide with tires (covering the U.S. Army, Air Force, Navy and Marines).
The order followed another major ten-year contract worth USD 700 million, previously awarded to Michelin to provide all logistics services related to the supply of all aircraft tires for the U.S. Army and U.S. Air Force. This is in addition to an existing logistics contract to supply all aircraft tires for the U.S. Navy and Marines. Michelin will contribute its logistics expertise in order to streamline the supply of military tires to U.S. troops at home and around the globe. Michelin is ready to step up as the one-source stop for all US military tire needs.

Canada: the Bridgewater plant and Nova Scotia invest to enhance productivity

The Canadian province of Nova Scotia and Michelin North America (Canada) Inc. have announced on July 4, 2007 a 50 million dollar investment project to modemise and increase tire production capacity at the Michelin Bridgewater plant.
Michelin is investing $44 million and the province is investing up to $6 million towards the project. The expansion addresses the need for greater flexibility and will enable the plant to produce complex tire designs, as well as deliver larger dimension tires for passenger cars and light trucks. The project which is due to be completed in 2009, will also improve the plant's productivity and reduce its costs in order to remain competitive in an increasingly challenging environment.

Germany: Agreement Concerning the Future of Michelin Production Sites

On June 25, 2007 Michelin Germany and its industrial partners have concluded an agreement covering the period to end 2012, providing for significant productivity improvements thereby guaranteeing the sustainability of Michelin's German-based production sites.
Under the agreement, Michelin is committed to an EUR 250 million investment over the 2007-2012 period to modemise its 4 German plants, while employees will raise their weekly working time from 37.5 hours to 39 hours, without extra pay.

Japan: the Ota Plant to Specialise

Michelin has decided to specialise production at its Ota tire manufacturing plant in order to respond more effectively to highly specific needs and technological requirements of the Japanese market. The Group will focus on the complex products such as Michelin X Ice, specifically designed for the local market. The move will enable it to deliver the best solutions to cater to the needs of its Japanese original equipment and replacement market customers.
The Ota factory will therefore stop its other export production (which accounts for around 60% of its current production) and will adjust its production capacity accordingly.
The Ota facilities will also provide support for Michelin's R&D center in Asia.
The impact of this adjustment on Group financial statements to June 30, 2007 has translated into an EUR 62 million non-recurring expense.


MICHELIN
ミシュラン

Products - Services - Innovations

PASSENGER CAR/LIGHT TRUCK AND RELATED DISTRIBUTION

Japan/South Africa: Michelin Tires Ranked Highest in J.D. Power's Customer Satisfaction Surveys


J.D. POWER
ASIA PACIFIC

J.D. POWER
ASIA PACIFIC

J.D. POWER
ASIA PACIFIC


MICHELIN

MICHELIN

In **Japan**, Michelin's **Passenger car and Light truck original equipment tires** topped the consumer satisfaction survey conducted by J.D. Power Asia Pacific in three of the four vehicle segments. Michelin was ranked first in the compact car, passenger car and SUV segments. The users were asked to assess four performance factors: appearance, traction/handling, reliability/durability and ride/quietness of the original equipment tires fitted on their vehicles.
For the fourth year in a row, Michelin topped the **winter tire** survey to assess car owner satisfaction based on the following criteria: tire performance in snow-covered road conditions, icy road conditions and regular road conditions as well as appearance and quality/durability.
In **South Africa** as well, Michelin tires were ranked highest by new car owners according to the latest J.D. Power survey conducted in the country.

Michelin Latitude: a New Range of SUV Tires



Michelin showcased its new family of SUV tires at the 77th Geneva Motor Show (March 8-18, 2007). The new range, called Latitude, delivers a comprehensive solution that covers all SUV uses:
- for the summer SUV tire segment, **Michelin Latitude Sport** (for highest performance SUVs driven on roads and for leisure applications, developed jointly with Porsche) and **Michelin Latitude Tour HP** (designed for a wide range of vehicles, versatile and compact SUVs through to the more exclusive models mainly driven on roads);
- For the winter tire segment, the **Michelin Latitude Alpin** (high-performance tire), **Michelin Latitude X-Ice North** (studded tire for Nordic extreme conditions) and **Michelin Latitude X-Ice** (the unstudded tire designed for driving on ice and snow for a more comfortable ride).

China: 400th TyrePlus shop opened

In April 2007, the 400th (and largest) TyrePlus distribution and service center was opened between Beijing and Tianjin. The first sales point had been opened in Shanghai in 2003. The TyrePlus network should further expand at a pace of 100 new centers per year.
In addition to tire-related activities (multiple brand retailing, mounting, balancing, etc.), TyrePlus centers deliver a full range of services including quick car checks, sale of lubricants, batteries etc.


MICHELIN
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TRUCK AND RELATED DISTRIBUTION

Launch of MICHELIN X Energy 315/60 R 22.5 XF

Available in Europe in Original Equipment since February 2007, Michelin X Energy 315/60 R 22.5 XF is the first Michelin Durable Technologies tire application for steering axles.
The 315/60 tire will bear 7.5 metric tons (400 kg more than the previous tire of that size). This new member of the Energy range delivers outstanding fuel efficiency (improvement estimated at up to 190 liters/year versus Michelin 315/60 XZA2 Energy). In addition, it is regroovable and retreadable. Finally, it also delivers 5% more grip than the tire it replaces, owing to a more uniform contact patch.



The Waterville (Canada) factory rolled out its first MICHELIN X One tire.

Just over one year after Michelin North America announced a 92 million Canadian dollar investment to launch production of the Michelin X One wide single-mount tire, Michelin's Waterville Nova Scotia teams rolled out their first Michelin X One in early March. The move should double Michelin X One production capacity in North America and cater to strong demand for the wide single tires that replace dual mounts, delivering extra payload and fuel savings for long haul operators.



Road/off road Extended Truck Tire Retread Guarantee

In 2007 Michelin extends its "100% retreadable" guarantee launched in April 2005. This extended offering applies to Truck tires operating in mixed applications. It covers road/off-road and construction site tire ranges (XZY 2, XDY 3, XDY, XZY 3, XTY 2, XZH 2R) purchased between April 2, 2007 and December 31, 2007. Under the Michelin "100% retreadable" guaranty, all carcasses made in 2007 and presented before December 31, 2008 are eligible for the first retread regardless of their condition.

Eastern Europe: Strong Growth of Michelin Fleet Solutions

Supported by dynamic economic growth and the trend for Eastern European haulage firms to subcontract a number of operations like tire maintenance, Michelin Fleet Solutions is highly successful in the region. Recognized as the clear leader in this field, the Group expects the number of trucks covered in Eastern Europe to rise from 7,000 to 10,000 by the end of the year.


DARTOM




MICHELIN
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SPECIALTY OPERATIONS

Earthmover

Michelin at the Bauma 2007 Tradeshow

At the Bauma tradeshow held in Munich on April 23 - 29, 2007 the Group showcased the world's largest tire: Michelin 59/80 R63 XDR, a 63-inch tire, with a diameter of some 4.03 meters for the largest rigid dumpers used in open mines.
The new MEMS (Michelin Earthmover Management System) tire monitoring system was also presented on the Michelin stand. Designed for large open-mine vehicle fleets and plant, MEMS is a real-time built-in air pressure and temperature monitoring system. It is fitted with transmitter-sensors that feed all key variables into a dash-board receiver connected to the control center. The system is key to works safety and reduces maintenance costs and downtime and, as such, optimizes productivity.

Michelin also presented many new innovative products, including:

- Michelin XDR size 50/80 R 57 for the next-generation high-capacity rigid dumpers
- Michelin X-CRANE AT range extension for crane trucks and new Michelin X-SUPER TERRAIN AD sizes for articulated dumpers.

MEMS: Michelin Earthmover Management Solution
Michelin's Tire Pressure Monitoring System
for surface mining.



The elements constituting MEMS (Michelin Earthmover Management System):

①A "tag" in each tire communicating with the "receiver" on the truck, transmitting information on the tire's pressure and temperature every minute

②A "receiver" on each truck transmitting this information to the Mine Management System every ten minutes (no cab display).

③"Han Held Unit" (HHU): this is primarily used to configure the "receiver" on the truck and to monitor tire inflation. It must be used close to the truck.

④Mine Management System.




MICHELIN
A better way forward

Agricultural

Michelin at SIMA 2007

At the SIMA exhibition held at Villepinte (France) on March 4-8 2007, Michelin communicated on tire and service innovation.

- Tire technology introduced in recent years includes high-performance Michelin MultiBib, Michelin AxioBib and Michelin XeoBib applications as well as Michelin MegaXbib, Michelin MachXbib and Michelin CargoXbib, which all deliver measurable contributions to farmer profit margin. Similarly, the new Michelin XMCL and Michelin Power CL tires improve "Compact Line" (such as tractor-shovels and telescopic loaders) user productivity and safety.

- Innovative services launched by the Group include Michelin Exelagri, a label awarded to highly professional and committed agricultural tire retailers and service providers. Michelin Exelagri is therefore a benchmark for quality service and advice designed to help farmers identify specialist retailers who comply with the Michelin Exelagri charter.
The Michelin Exelagri label has been awarded to over 600 outlets in Europe



Two-Wheel

North America: Michelin Selected by Harley-Davidson as Certified Supplier

Michelin was selected by Harley-Davidson as a certified supplier for replacement tires for its motorcycles. Beginning mid-year 2007, Michelin motorcycle tires will be available at Harley-Davidson dealerships in North America.


MICHELIN
A better way forward

Launch of MICHELIN Pilot Road 2 for Road Motorcycles

The Group has launched Michelin Pilot Road 2 for roadster and Sport-GT motorcycles. Like the previous Michelin Power Race and Pilot Power 2CT tires, Michelin Pilot Road 2 employs dual-rubber technology derived from MotoGP racing. This combines softer rubber at the shoulders (for better grip and safety) and more wear-resistant rubber in the middle (for increased longevity). The tire was found to outclass competing products owing to superior wet grip and longevity by an independent trial center.
Michelin Pilot Road 2 has been available since early 2007 in Australia, Brazil, Japan and a number of European countries and, since May, in the United States and Germany.



Aircraft

Michelin Radial Technology Tire Certified for Embraer EMB 190 Jet

Michelin's radial tire was certified for Embraer 190, Brazil's aircraft manufacturer's latest model and the first regional jet to be fitted with radial tires.
Radial technology not only delivers significant performance improvements in terms of number of landings per tread, it also reduces tire mass versus older-generation bias tires.

Michelin Exclusive Tire Supplier for the New Falcon F7X Aircraft

Michelin has been chosen as the exclusive supplier of tires for the new Dassault F7X, the latest addition to the Falcon business jet range. For this aircraft, an exclusive three-engine business jet capable of flying non-stop from Paris to Los Angeles or Singapore, Michelin's purpose-designed radial technology tire delivers a lower mass coupled with greater landing per tread and load bearing capability (7,910 kg per tire) and takes a maximum speed before takeoff of 362 km/h, guaranteing a high level of safety and greater fuel efficiency.




MICHELIN
A better way forward

Components

A New Website on Rubber Farming

Michelin launches a website devoted to its rubber tree plantations, with the objective of presenting the Group's mission and services in this sector to Internet users and, more specifically, to the players in the natural rubber industry. Through natural rubber farming, Michelin is notably promoting the economic and social development opportunities this activity offers to Southern countries.
To find out more, please visit www.michelin-hevea.com

Maps and Guides


MICHELIN VOYAGER PRATIQUE
TOUT POUR CONSTRUIRE
VOTRE VOYAGE SUR MESURE
Thaïlande

The MICHELIN *Voyager Pratique* Collection Expanded

The MICHELIN *Voyager Pratique* collection is expanded with 15 new titles of which four countries (Crete, Northern Italy/Venice, Japan and Thailand) and 11 cities (Amsterdam, Athens, Fès-Meknès, London, Lisbon, Milan, Naples/amalfitain Coast, New York, Prague, Seville and Tunis/Carthagena). Full updates of the first 10 titles published in 2005 are also available.
MICHELIN *Voyager Pratique* now includes 40 titles, a large collection to help design a customized trip, tailored to one's available time and budget.

MICHELIN *Green Guide Italy* in Chinese

Building on the success of the first two Green Guides in Chinese, *Green Guide Europe* and *Green Guide France*, launched in 2006, Michelin unveiled in 2007 the first Green Guide Italy in Chinese. Edited jointly with Guangxi Normal University Press, the Guide presents a selection of thirty four Italian tourist cities and sites, together with practical and cultural information.


MICHELIN
Tokyo
2008

Michelin Guide Goes International

After launch of the *Michelin Guide New York* in November 2005 and the *Michelin Guide San Francisco Bay Area & Wine Country* in October 2006, three new international Michelin guides will come out in 2007:

- The *Michelin Guide Los Angeles 2008* and the *Michelin Guide Las Vegas 2008*, available in November 2007
- The *Michelin Guide Tokyo 2008*, first move to Asia, will be published at the end of November 2007 in Japanese and in English.


MICHELIN
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ViaMichelin

www.viamichelin.com Growing Success

Europe's* Number 2 travel sites for websurfer connections, the ViaMichelin website is increasingly popular. In addition to route calculation and map display, the core of its offering, its on-line hotel booking service, experiences ever-growing demand.

Top European Travel Sites by Unique Visitors in Europe, Age 15+ March 2007-05-25- Total Europe - Home and work locations (excludes traffic from public computers such as Internet cafes or access from mobile phones or PDAs) - Source comScore World Metrix.



Michelin Lifestyle

New Sports and Leisure Products

In the first half of 2007, Michelin Lifestyle developed with its licensees a number of highly technical products for the sports and leisure markets.

Michelin and Umbro launched the new X Boot III for footballers, that delivers greatly enhanced wet ball control. Michelin focused on the ball strike area and developed a silicone-based material. This, combined with Umbro's "Touch Control" technology neutralizes slip on impact with the shoe.

Michelin and Babolat developed the Propulse tennis shoe featuring an innovative sole derived from Michelin's OCS (Optimized Cell System) technology and Babolat's Exact pro technology.

Michelin and U-kan launched "Skate 'n Walk", the first top of the range step-in roller.








MICHELIN
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Michelin Performance and Responsibility

MICHELIN *PERFORMANCE AND RESPONSIBILITY REPORT 2005-2006*

In May 2007, Michelin published the third Michelin *Performance and Responsibility Report*, an account of the Group's sustainable development approach, launched in 2002. This presents how the Group implements its values of respect for customers, people, shareholders and the environment while always respecting facts. The document, published in French and English, sets forth the results achieved over the past two years as well as Michelin's objectives in terms of sustainable, balanced and responsible development. Michelin's *Performance and Responsibility Report 2005-2006* is available (in-extenso or in an abridged version) from the www.michelin.com/corporate website.


MICHELIN
Performance and Responsibility
2005-2006
MICHELIN




MICHELIN
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MICHELIN'S CONTRIBUTION TO MORE SUSTAINABLE MOBILITY

Michelin, Partner to the World Road Safety Week


Et la ceinture?

© World Health Organization, 2007 /FABRICA (Y. Hill, R. Young)

Michelin took part in the first Global Week for Road Safety from April 23 - 29 2007, organized by the United Nations and the World Health Organization. In this connection, Michelin led a series of events in the various European, African and American countries where it operates. The events were designed to inform and raise awareness among road users, particularly the youngest, of the risks they run everyday on the road.


米其林安全蓝皮书

China: Major Road Safety Campaign

Road safety is one of Michelin's priority areas for action and communication. In China, where the motorway network is fast-expanding, Michelin launched a vast campaign hinging on two initiatives:

- Michelin Safety Club, a short weekly TV program presented by the Michelin Man offers road safety information and advice.
- Michelin Safety Brochure, featuring information and advice on road safety and distributed to Michelin's personnel in China, to Shanghai driving schools, Beijing and Shenyang and to Chinese consumers through Michelin's retailers.

Europe: New Truck Tire Advertising Campaign on Fuel Savings

Following its 2006 Michelin A2 Energy Challenge aimed at making truck drivers more aware of the role played by tires in optimizing fuel efficiency, this year, the Group will focus on proving them that the MICHELIN brand enjoys superior credibility in fulfilling its fuel saving promise. A vast advertising campaign was therefore launched, involving:

- the "Saga" press campaign, to spell the benefits of the Michelin Energy range, explain the benefits of the four lives of Michelin tires in terms of fuel savings over time, and the benefits of an expert salesforce supported by Michelin's dealer partners,
- the www.michelintransport.com/economiedecarburant website
- a press visit in June 2007 at the Ladoux (France) Research and Technology Center attended by some 70 European journalists.


MICHELIN
A better way forward

Finance

Michelin issued bonds convertible into new or existing shares.

In March 2007, Michelin Group issued close to EUR 700 million worth of OCEANE-type bonds convertible into new or existing shares with full allocation of the surplus demand option.
The unit value of the OCEANE bonds amounted to a 40% issue premium compared to the Michelin share reference price. The zero coupon bonds will be redeemed in 2017 at a price of EUR 139.57 (excluding early redemption or conversion), and post a 3.07% annual actuarial yield.
The transaction will be used to cater to the Company's general corporate purposes, diversify its sources of funding, lengthen the average maturity of its debt and lower its finance costs.

Price increases

In 2007 Michelin announced several rounds of price increases:

Passenger Car and Light Truck	Truck and bus	Specialty Tires
• + 5.5% on average in **Japan** for summer tires, effective Feb 1, 2007	• +8% on average in **Japan** for summer tires, effective April 1, 2007	• +10% on average for Earthmover tires in **Japan**, effective Jan 1, 2007
• + 5.5% for Winter tires (RT) in **Japan**, from April 1, 2007	• + 8% for Winter tires (RT) in **Japan**, from April 1, 2007	• +3% on average for Agricultural tires in **Japan**, effective January 1, 2007
	• + 3% to 5% in **Europe** (RT) in the course of the 1st quarter 2007	• + 3.5% to 6% for Agricultural tires in the **United States** and **Canada**, effective Jan 1, 2007
	• Up to 4%, for Michelin-BFGoodrich in the **United States**, effective June 1, 2007	• + 2 to 4% in **Europe**, for motorcycle tires during the first half 2007
		• + 3% on average, in the **United States** and **Canada** for the Michelin, BFGoodrich, Kleber and Taurus agricultural tire brands effective July 1, 2007


MICHELIN
A better way forward

Michelin and its Shareholders

Michelin's Annual Shareholders Meeting appointed two new Managing Partners.

At the Joint Shareholders Meeting of Compagnie Générale des Etablissements Michelin held on May 11, 2007 at Clermont-Ferrand, the Group's Managing Partner, Mr. Michel Rollier, submitted to the Shareholders' vote a resolution on corporate governance. Mr. Rollier stated that he wished "that the Group's management be enlarged to Non-General Managing Partners in order to guarantee the sustainability as well as collegial nature of its management".
All 18 resolutions were approved by a wide majority and CGEM's bylaws were amended accordingly. Mr Didier Miraton, Head of the Group's Research and Development and Industrial Performance and Mr. Jean-Dominique Senard, Chief Financial Officer, were appointed Non-General Managing Partners.



New Issue of the Shareholder's Guide

The 2007 issue of the Shareholder's Guide was published in April. The Guide is designed to cater to individual Shareholder requirements. Its format and contents are user-friendly with a summary of the Group's Annual Report and practical information including Shareholder contact directions and the date of the principal Shareholders Meetings.


The Shareholder's
Guide




MICHELIN
A better way forward

Translation of French Text published in the
Bulletin Des Annonces Legales Obligatoires ("BALO") on August 1, 2007

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Partnership limited by shares with capital of 287,775,768 Euros
Registered Office: 12, cours Sablon, 6300 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2007	**2006**
From January 1 through March 31	4,200	3,980
From January 1 through June 30	8,402	8,023


END